UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-12g/A2

Amendment # 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Earth Science Tech, Inc.

(Exact name of Registrant as specified in its charter)

Nevada	80-0961484
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8000 NW 31sth Street, Unit 19 Doral, FL 33122, USA
(Address of principal executive offices)

(305) 615-2118

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered
Common Shares, par value $0.001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act or Emerging Growth Company.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[X]

Emerging Growth Company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 of the Exchange Act. [  ]

EXPLANATORY NOTE

This registration statement on Form 10 (the “Registration Statement”) is being filed by Earth Science Tech, Inc. in order to register common stock of the Company voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act “). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act “).

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. The registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at l.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC’s Website is http://www.sec.gov.

Table of Contents

For Form 10

of

Earth Science Tech, Inc.

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Earth Science Tech, Inc.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

Cannabis and Hemp Research and Development

Our business includes research and development of cannabis and industrial hemp, and the sale of products containing CBD derived from industrial hemp. Marijuana is illegal under federal law, and are listed as “Schedule 1” drugs under the Controlled Substances Act (21 U.S.C. § 811). As a Schedule 1 drug marijuana is viewed as being highly addictive and having no medical value. The United States Drug Enforcement Agency enforces the Controlled Substances Act, and persons violating it are subject to federal criminal prosecution. The criminal penalty structure in the Controlled Substances Act is determined based on the specific predicate violations, including but not limited to: simple possession, drug trafficking, attempt and conspiracy, distribution to minors, trafficking in drug paraphernalia, money laundering, racketeering, environmental damage from illegal manufacturing, continuing criminal enterprise, and smuggling. A first conviction under the Controlled Substances Act can generally result in possible fines from $250,000 to $50 million dollars, and incarceration for periods generally from five and up to forty years. For a second conviction, fines increase generally from $500,000 to $75 million dollars, and incarceration for periods generally from ten years to twenty years to life.

The United States Food & Drug Administration (“FDA”) is generally responsible for protecting the public health by ensuring the safety, efficacy, and security of (1) prescription and over the counter drugs; (2) biologics including vaccines, blood & blood products, and cellular and gene therapies; (3) foodstuffs including dietary supplements, bottled water, and baby formula; and, (4) medical devices including heart pacemakers, surgical implants, prosthetics, and dental devices.

In its regulation of drugs, the FDA approval process begins with the filing of an investigational new drug (IND) application, followed by clinical studies and clinical trials that the FDA uses to determine whether a drug is safe and effective, and therefore subject to approval for human use by the FDA. Aside from the FDA’s mandate to regulate drugs, the FDA also regulates dietary supplement products and dietary ingredients under the Dietary Supplement Health and Education Act of 1994 (the “DSHEA”). The DSHEA prohibits manufacturers and distributors of dietary supplements and dietary ingredients from marketing products that are adulterated or misbranded. Thus manufacturers and distributors (including the Company) are responsible for evaluating the safety and labeling of their products before marketing them, in order to ensure that they meet all the requirements of the law and FDA regulations, including, but not limited to the following labeling requirements: (1) identifying the supplement; (2) nutrition labeling; (3) ingredient labeling; (4) claims; and, (5) daily use information.

The FDA has not approved hemp, marijuana or CBD derived from marijuana or hemp by themselves as safe and effective drugs for any indication. As of the date of this filing, we have not filed an IND with the FDA concerning any of our products that contain full spectrum cannabinoids and CBD derived from industrial hemp. Further, our products containing CBD derived from industrial hemp are not and have not been marketed or sold using claims that their use is safe and effective treatment for any medical condition subject to the FDA’s jurisdiction.

The FDA has concluded that products containing cannabinoids and CBD are excluded from the dietary supplement definition under sections 201(ff)(3)(B)(i) and (ii) of the U.S. Food, Drug & Cosmetic Act, respectively, regardless of whether they meet the definition of hemp or marijuana. The FDA’s position is that products containing CBD are Schedule 1 drugs under the Controlled Substances Act, and as such are illegal. Our products containing CBD derived from industrial hemp are not marketed or sold as dietary supplements. However, at some indeterminate future time, the FDA may choose to change its position concerning hemp, cannabis and marijuana, and specifically products containing full spectrum cannabinoids and CBD derived from marijuana or hemp, and in so doing, may choose to enact regulations that are applicable to such products. In this event, our industrial hemp based products containing full spectrum cannabinoids and CBD may be subject to regulation (See Risk Factors, Item IA). In contrast to the FDA’s position, the Agricultural Act of 2014, known as the “Farm Bill”, differentiates between hemp and marijuana and provides for the domestic cultivation of “industrial hemp”, and begins with the clause “Notwithstanding the [Controlled Substances Act] . . .”, thus indicating that “industrial hemp” is not to be treated as a controlled substance. While the FDA’s position has been that products containing CBD are Schedule 1 drugs, the 2014 Farm Bill clearly differentiates between marijuana based CBD and hemp based CBD and as such, we do not believe that our products made with hemp-derived CBD are regulated under the Controlled Substances Act,

Notwithstanding the fact that the Company has not sought FDA approval for its CBD products, the Company did begin as a research company conducting studies on the benefits of full spectrum cannabinoids and CBD through Central Oklahoma University, DV Biologics and key health organizations. Our research with them has shown that the use of full spectrum cannabinoids and CBD has many physiological responses including affects on breast cancer cell proliferation, immune cell functions, reactive oxygen stress withdrawal, lipid peroxidation protection and survival of human neural cells. Specifically, there were three studies done. Two of them were at the Central Oklahoma University, one of which was conducted to verify prior research on CBD and specifically to verify that our CBD rich hemp oil would destroy or impair breast cancer cells. The Other research study was aimed at determining whether our CBD rich hemp oil benefited and increased immune cells as other independent research had show that CBE did. In both cases, the studies at the Central Oklahoma University were positive and in both cases they were designed to test and verify other research that had been done previously. These studies that led to acquire the provisional patent entitled “Cannabidols Composition and Uses Thereof” under application number 62061577 from Dr. Wei R. Chen. Breast cancer cells were diminished significantly with the use of our CBD rich hemp oil and immune cells were increased/ The third study was done at DV Biologics using our CBD rich hemp oil on human subjects to determine its effects on human brain cells and their relation to oxidative stress from disease such as Alzheimer’s. The study demonstrated that our CBD rich hemp oil had a positive impact on human brain cells and that it functioned as a neuroprotectant Further, because of its biological activities it is expected that CBD may have beneficial effects on anxiety and stress responses, parasympathetic responses, cellular efficiency, managing oxidative stress, respiratory function, pain and inflammation, restorative sleep and relaxation and focus and cognition.

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Currently our research is focused on the use of hemp based full spectrum cannabinoids and hemp based CBD in conjunction with certain generic drugs used in the treatment of breast cancer and anxiety. Our review of the scientific literature and our preliminary research has shown that there is a strong possibility of synergistic effects when CBD is used with certain of these generic drugs. Apart from working with CBD isolate, the Company’s objective is also to identify other biologically active cannabinoids found in cannabis sativa that work on the same pathways as these other drugs. If our future research is successful, the Company will then be able to formulate new composite drugs that contain CBD or other cannabinoids, that allow the use of lower effective doses of the generic drugs themselves. These lower effective doses could then diminish or even eliminate some of the side effects that are often experienced by patients using the standard doses traditionally prescribed. . Despite the FDA’s classification of full spectrum cannabinoids and CBD as a Schedule 1 drug, the issue of patentability is a separate and we do intend to seek patent protection on certain formulations of generic drugs with full spectrum cannabinoids and CBD isolate. It is possible that we could receive patents on these formulations and still not obtain FDA approval for them. Although, it is worth noting that there are two drugs containing CBD that have been approved by the FDA, (Sativex and Epidiolex) so there are precedents established. We are optimistic that the regulatory environment appears to be changing and is becoming more open to the possibilities that full spectrum cannabinoids and CBD isolates may present in the field of medicine.

Our business intends to continue in the research and development of (1) varieties of various species of cannabis, including hemp; (2) the pharmacological benefits of cannabis species, including hemp; (3) cannabinoids within the cannabis species and the possible health benefits thereof; (4) new and improved methods of hemp cannabinoid extraction omitting or eliminating the delta-9 tetrahydrocannabinol “THC” molecule; and (5) the use of CBD’s and cannabinoids in connection with certain generic drugs, initially breast cancer and anxiety drugs.

Our business plan intends on only engaging within states and/or countries that have lawfully allowed and permitted the legal use of medical and/or recreational cannabis and/or hemp and its molecular compounds and resulting products.

In conjunction with the Company’s overall research and development in the cannabis field and industry, in general, the Company may or may not become directly or indirectly involved in any actual delta-9 tetrahydrocannabinol (“THC”) research. This will depend upon future legalities and proper approvals. As of the date of this filing, the Company is not engaged in any direct or indirect delta-9 tetrahydrocannabinol (“THC”) research, and has no immediate plans to initiate or participate in any such research. It is anticipated that should the Company engage within the THC aspect of the industry, in the near future, it will solely be in research. In any event, the Company will only be engaged with licensed, lawful and compliant operator(s) within a legalized state.

Although the Cole Memorandum (issued by James Cole, Deputy Attorney General, Department of Justice, August 29, 2013) provided some assurance that as long as a person was compliant with state law, prosecutors were effectively directed not to prosecute them even though they may be in violation of Federal law. The August 29, 2013 Cole Memorandum states in part:

In October 2009 and June 2011, the Department issued guidance to federal prosecutors concerning marijuana enforcement under the Controlled Substances Act (CSA). The guidance set forth herein applies to all federal enforcement activity, including civil enforcement and criminal investigations and prosecutions, concerning marijuana in all states….

As explained above, however, both the existence of a strong and effective state regulatory system, and an operation’s compliance with such a system, may allay the threat that an operation’s size poses to federal enforcement interests. Accordingly, in exercising prosecutorial discretion, prosecutors should not consider the size or commercial nature of a marijuana operation alone as a proxy for assessing whether marijuana trafficking implicates the Department’s enforcement priorities listed above. Rather, prosecutors should continue to review marijuana cases on a case-by-case basis and weigh all available information and evidence, including, but not limited to, whether the operation is demonstrably in compliance with a strong and effective state regulatory system. A marijuana operation’s large scale or for-profit nature may be a relevant consideration for assessing the extent to which it undermines a particular federal enforcement priority. The primary question in all cases - and in all jurisdictions, should be whether the conduct at issue implicates one or more of the enforcement priorities listed above.

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The Department of Justice’s position appeared to have been reversed by the release of the January 4, 2018 memorandum issued by Jefferson B. Sessions, III which states:

In the Controlled Substances Act, Congress has generally prohibited the cultivation, distribution, and possession of marijuana. 21 U.S.C. § 801 et seq. It has established significant penalties for these crimes. 21 U.S.C. § 841 el seq. These activities also may serve as the basis for !he prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act. 18 U.S.C. §§ 1956-57, 1960; 31 U.S.C. § 5318. These statutes reflect Congress’ determination that marijuana is a dangerous drug and that marijuana activity is a serious crime.

In deciding which marijuana activities to prosecute under these laws with the Department’s finite resources, prosecutors should fo llow the well-established principles that govern all federal prosecutions. Attorney General Benjamin Civiletti originally set forth these principles in 1980, and they have been refined over time, as reflected in chapter 9-27 .000 of the U.S. Attorneys’ Maiiual. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

Given the Department’s well-established general principles, previous nationwide guidance specific to marijuana enforcement is unnecessary and is rescinded, effective immediately.’ This memorandum is intended solely as a guide to the exercise of investigative and prosecutorial discretion in accordance with all applicable laws, regulations, and appropriations. It is not intended to, does not, and may not be relied upon to create any rights, substantive or procedural, enforceable at law by any party in any matter civil or criminal.

The plain language of the forgoing memorandum, appears to be reversing the Obama administration’s policy of non-interference with marijuana-friendly state laws. It could be read as unleashing federal prosecutors to decide individually how to prioritize resources and prosecute marijuana possession, distribution and cultivation in states where it is actually legal. But while Sessions referred to it as a “return to the rule of law” he didn’t direct prosecutors to actively prosecute acts that are still federal marijuana crimes. Later in March 2018, Sessions somewhat softened his position set forth in the January 4th memorandum when he went on to say that “prosecutors won’t prosecute small offenders.” and described the choices that prosecutors need to make, giving the impression that he would only expect to see very large violations prosecuted as a simple matter of economic priority for prosecutors. Given the Company’s focus on industrial hemp based CBD and cannabinoids rather than those derived from marijuana, the relative size of the Company’s operations, and the fact that it’s products contain less than 3% THC, we believe that as far as Federal law is concerned, while various agencies may have differing opinions, we are in compliance with the 2014 Farm Bill as it currently stands. Although there have been cases of cases where individuals have been prosecuted under state law based on the purchase and sale of CBD products,

The Company currently relies on our supplier, Natural Vitamins Laboratories, LLC, to help ensure legal compliance within the cannabis field, and to verify the legal compliance, authenticity and veracity of any third-party the Company may engage with to do business with within the cannabis industry as a whole. Although we purchase form the company we do not have any supply agreements with them.

In addition to the Cole Memorandum, the Company’s research and development activities intend to comply with the parameters of a recent 9th Cir. Federal Appellate Court decision, United States v. McIntosh, 2016 DJDAR 8484 (Aug. 16, 2016), which held: “the U.S. Department of Justice cannot spend money to prosecute federal marijuana cases if the defendants comply with state guidelines that permit the drug’s sale for medical purposes”. This ruling is consistent with Congress’s passing of its current budget rule, and The Omnibus Appropriations Act, also known as the “Rohrabacher–Farr Amendment,” which prohibits the DOJ from using federal funds to interfere in the implementation of state marijuana regulations. The Court reasoned that “if the DOJ punishes individuals for engaging in activities permitted under state law (such as the use, cultivation, distribution and possession of medical marijuana), then the DOJ is preventing state law from being implemented as a practical matter.” “By officially permitting certain conduct, state law provides for non-prosecution of individuals who engage in such conduct. If the federal government prosecutes such individuals, it has prevented the state from giving practical effect to its law providing for non-prosecution of individuals who engage in the permitted conduct.”

With the passage of the 2014 Farm Bill, Congress differentiated industrial hemp from marijuana plants. Section 7606 of the 2014 Farm Bill authorized the growth, cultivation and marketing of industrial hemp under agricultural pilot programs in states that have legalized such activities. States with permitting agricultural programs may authorize, upon the granting of an applicant’s application, the issuance of a State license to lawfully participate under the 2014 Farm Bill’s hemp program.

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On August 11, 2016, a Statement of Principles on Industrial Hemp (the “Statement”) was issued by the Office of Secretary of the U.S. Department of Agriculture (“USDA”), the Drug Enforcement Administration (“DEA”) of the U.S. Department of Justice (“DOJ”) and the Food and Drug Administration (“FDA”) of the Department of Health and Human Service (“HHS”). On this date, Jonathan Miller, Esquire, of the firm Frost Brown Todd, Lexington, KY., and co-signed by Joseph Sandler, Esquire, of the firm Sandler Reiff Lamb Rosenstein & Birkenstock, Washington, DC., provided to the Members of the Kentucky Hemp Industry Counsel, a legal Opinion on the U.S. Federal Agency Statement of Principles. This legal opinion including the following statement:

As we outlined comprehensively in our Opinion on the Legal Status of Industrial Hemp, dated December 21, 2015 and attached as Appendix B (“our December Opinion”), the Agricultural Act of 2014, P.L. No. 113-79 (the “2014 Farm Bill”) and the Consolidated Appropriations Act for FY 2016 (the “Omnibus Law”) constitute a sweeping legal revolution for the industrial hemp crop. Taken together, the two laws ensure that individuals and firms that are engaged in authorized agricultural pilot programs should be permitted to grow, cultivate, transport, process, sell and/or use industrial hemp under the guidelines and regulations of state law, without interference from agencies using federally-authorized funds.

The Omnibus Appropriations Act of 2016, P.L. 114-113, 129 Stat. 2242, was enacted into law on December 18, 2015. One of the provisions of that act prohibits use of federal funds to “prohibit the transportation, processing, sale, or use of Industrial Hemp that is grown or cultivated [under the Agricultural Act of 2014].” P.L. 114-113, § 763, 129 Stat. 2285. Federal case law supports this interpretation and would allow the dissemination of hemp across state lines or support the notion that the Federal agencies are not permitted to use federal funds to impede such transportation.

The Company’s position is that the industrial hemp plant, with a THC concentration of three-tenths of a percent or less by dry weight, has no potential for abuse, as it does not cause any psychoactive effect, as has been established by numerous studies, and its growth has been sanctioned by the foregoing laws and policies. Nonetheless, Company intends on engaging in the use of industrial hemp and CBD derived from industrial hemp and extract only in compliance with permitting state’s and their Department of Agriculture Programs and with the final approval of its legal counsel. Final products have been and will continue to be sold and certified as THC free. The Company is currently purchasing its industrial hemp CBD and full spectrum cannabinoids from suppliers that are in compliance with their state’s laws and who are participating under the 2014 Farm Bill. Since our products are either legally imported or are coming from suppliers who are themselves providing us with hemp products produced under the 2014 Farm Bill, and the Farm Bill does provide for the sale of those products, we believe that we will be in compliance with Federal law; although the 2014 Farm Bill could be interpreted less favorably to our activities. We do not sell our products in states where the sale of our products is illegal.

Notwithstanding the forgoing, there still remain a number of inconsistencies between state and federal law; and at the federal level, between the laws that have been enacted and their interpretation and enforcement by the various Federal agencies. A new version of the 2018 Farm Bill has passed by both houses of the legislature and it appears that a number of inconsistencies and ambiguities will be resolved when the two bills are reconciled. The bills have wide spread support in both houses and it also appears likely at the moment that a reconciled version of the bills will be passed resulting in the general legalization of hemp and hemp products which will open the industry for hemp supplements and food products,, effectively making it a standard commodity. Currently, however we must continue to rely on the existing legal framework that is in place for industrial hemp and hemp products. So, to the extent that we are found to have violated a federal or state law, we may be subject to enforcement action and prosecution if we are deemed to have sold our products into a state where the sale of hemp derived CBD and cannabinoids are illegal.

Company Products

Earth Science Tech, Inc.

The Company, Earth Science Tech, Inc., sells a variety of full spectrum cannabinoid products made from high quality full spectrum industrial hemp oil and pure CBD, including flavored and unflavored oils (including for pets), vegetarian capsules, powder, and edibles such as peanut butter cups with CBD and organic raw chocolate with vanilla organic roasted almonds with CBD. The following are

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KannaBidioiD, Inc.(fka Earth Science Tech Vapor, Inc.)

The Company’s wholly owned subsidiary KannaBidioiD, Inc. (FKA Earth Science Vapor, Inc.), sells a number of flavored oils that contain a blend of CBD derived from industrial hemp and kanna (“KBD”). KBD is a fusion between the KannaBidioiD’s patented blend of Kanna (Sceletium Tortuosum) and industrial Hemp. KBD was created for the body and mind and consists of vegetable glycerin, our patented herbal blend featuring kanna (Sceletium Tortuosum), and industrial hemp. Kanna is a small groundcover plant native to Southern Africa. For hundreds of years the Hottentots of Southern Africa used kanna as a mood enhancer, relaxant and empathogen. It is also known as kauwgoed, kougoed and canna. Historically Kanna was chewed, smoked or used as snuff producing euphoria and alertness which gently fade into relaxation. If chewed in sufficient quantity kanna has a mild anaesthetic effect in the mouth, much like kava, and is used by the San tribes prior to tooth extractions, or in minute doses, for children with colic. A tea made from kanna has been used to wean alcoholics off alcohol. Containing approximately one to two percent total alkaloids, with a combined 0.89 percent of the plant’s mesembrine in the leaves, flowers and stems, indole alkaloids found in kanna are safe to consume and exhibit significant physiological effects on the peripheral and central nervous system. In fact, an amino acid called tryptophan is actually the biochemical precursor required to make indole alkaloids. In addition, indole alkaloids share structural similarities with the neurotransmitter serotonin, which is why kanna interacts advantageously with serotonin receptors in the brain. Kanna is used to re-balance the brain and nervous system and thereby relieve symptoms of depression. Combined with our full spectrum industrial hemp and other well-known herbs, this formulation is effective and safe.

Cannabis Therapeutics, Inc.

The Company’s wholly owned subsidiary, Cannabis Therapeutics, Inc., is an emerging biotechnology company that intends to take a leadership role in the development of new, leading edge cannabinoid-based pharmaceutical and nutraceutical products. Based on its research and development, Cannabis Therapeutics intends to seek patents on certain products involving CBD isolates from industrial hemp used in conjunction with certain generic medications and nutraceuticals. Cannabidiol (CBD) is a cannabinoid, one of the many medically active, but non-psychoactive, compounds found in the Cannabis sativa plant. CBD has been shown to improve the well being of people with issues including brain function, diabetes, inflammation and immune cell functions. There is solid medical evidence that CBD can improve the efficiency of existing cancer chemotherapies and that it acts on cancer itself. Cannabis Therapeutics is invested in research and development to explore and harness the medicinal power of cannabidiol. The initial projects are focused on developing treatments for breast and ovarian cancers, part of a commitment by the company to work to improve the health of women around the world.

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Currently Cannabis Therapeutics’s research and development efforts are being conducted on two fronts:

●	Developing CBD-based drugs and nutraceutical products. On its own, cannabidiol is a powerful medication that works effectively on the human body.
●	The company is also working to integrate the CBD molecule with existing generic drug molecules. CBD can make drugs more efficient – with less active molecule – producing fewer and less severe side effects for patients.

In both cases, Cannabis Therapeutics, Inc. is committed to developing new CBD-based drugs and nutraceuticals that provide treatment options for patients and doctors.

Earth Science Pharmaceuticals, Inc.

The Company’s wholly owned subsidiary, Earth Science Pharmaceuticals, Inc., is an emerging medical research company that is dedicated to developing leading-edge medical devices and vaccines that will improve the health and particularly for women around the world. The issue of women’s health and access to health is a global problem that has enormous social and economic ramifications for developing and developed countries. Management believes that the key to supporting and improving the health of women is to create new medical devices that give women more control over their health, and vaccines and other prophylactic treatments to help women avoid diseases.

Starting with its first medical device, MSN-2, a home kit designed for the detection of STDs like chlamydia, from a self-obtained gynecological specimen. Earth Science Pharmaceutical, Inc. is working to develop and bring to market, medical devices and vaccines that meet the specific needs of women.

Sexually Transmitted Diseases (“STD”) are spreading globally with no apparent geographical limits. Chlamydia is one of the most common sexually transmitted diseases. It is caused by the bacterium Chlamydia trachomatis, often with mild to no appreciable symptoms. This is a significant issue. Although the infection is easily treatable, if the infection is not treated and left to spread through the body unchecked, life-threatening and irreversible damage to the person with the disease can occur. Chlamydia can also be transmitted by infected mothers to their babies during birth, and Chlamydia-infected people are five times more likely to become infected with HIV, if exposed. The ease with which other infections promote themselves in Chlamydia-infected individuals is due to weakened immune systems caused by the first infection. Today, Chlamydia is known as the “silent” bacteria since 75% of infected individuals have no symptoms in the early stages. To help contain the spread of this infection, an annual screening for Chlamydia is recommended for all sexually active and pregnant women. One of the greatest advantages of our technology is that it allows the patient to auto-sample at home or work, without having to go to the clinic go in person.

According to the World Health Organization more than 90 million new cases (male/female) occurring each year worldwide. In the United States alone: 4 million new cases occur each year and only 1/3 of 22 million American woman that should be tested yearly are actually tested. Public Health Agency of Canada, more than 40,000 young women are diagnosed with chlamydia each year in Canada alone, and they represent only a fraction of the number of young women with the infection. In a majority of cases, in both women and men, chlamydia is an asymptomatic (symptomless) infection. According to the Center for Disease Control in the United States, an untreated chlamydia infection may lead to pelvic inflammatory disease (PID), ectopic pregnancy, chronic pelvic pain, and infertility. Chlamydia infections contribute to increased risk for HIV infections due to inflammation and the fact that immune cells leave their normal places in the body and migrate to the site of the chlamydia infection.

If untreated, about 10-15% of women with chlamydia will develop Pelvic Inflammatory Disease (“PID”). Chlamydia can also cause an infection in the fallopian tubes which may not present any symptoms. PID and “silent” infections of the upper genital tract can cause permanent damage to the fallopian tubes, uterus, and surrounding tissues, thus leading to infertility. In addition, Chlamydia infections contribute to increased risk for HIV infections due to inflammation and the drafting of immune cells to the site of the chlamydia infection. Additionally, women who are affected by chlamydia during pregnancy tend to have greater risks of infection of the amniotic sac and fluid, premature birth, and preterm membrane rupture (“PPROM”). Infection can easily be passed to the fetus during birth. Neonatal conjunctivitis is a common infection caused by chlamydia that affects the baby’s eyes. This conjunctivitis can severely damage a newborn’s eyes and causes scarring and even permanent blindness. It is important that women know their sexual health status and that they receive treatment, as chlamydia not only is harmful to them but to their babies. Due to its asymptomatic nature, women infected by chlamydia are less likely to be aware of the infection, and are therefore highly vulnerable to the more extreme health consequences of the infection. Women in the 15-19 and 20-24 age groups are more than twice as likely to be diagnosed with the infection as similarly aged men. Because reported rates are based only on diagnosed cases, testing is key to monitoring infection rates. Getting tested on a regular basis is very important.

When someone is diagnosed with chlamydia, their doctor will generally prescribe oral antibiotics. Either one single dose of azithromycin or a regimen of doxycycline twice daily for 7 to 14 days are typically enough to cure the infection. The doses are the same for those with or without HIV. With rapid treatment, infections generally clear up in a week. Although medication will eradicate the infection, it will unfortunately not repair any permanent damage done by the disease, such as infertility or child blindness. Regular screening for those at risk is highly recommended. The company’s home screening kit is safe, easy, affordable, reliable and anonymous.

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The company’s technology relies on the use of a modified panty liner (MSN-2) to collect a sample of human cells which are then analyzed in laboratory using a proven and established process. Modified panty liners are commonly used by a large proportion of women and have less stringent transport criteria than urine or vaginal swabs. They can therefore be a particularly attractive alternative for the general public, and for screening programs in non-clinical settings. This technology allows us to provide diagnostic services to high-risk women and girls who are not inclined to visit traditional medical settings. The kit can be ordered on-line for home screening. Chlamydia is usually detected by PCR testing of either first-catch urine or a sample taken by urogenital swab. The sensitivity of this test may be less than optimal if the infection is situated in the uterine cervix. Conversely, some infected women may harbor Chlamydia only in their urethra, which can increase the chance of misdetection from specimens taken endocervically or by vaginal swab. With these issues presenting themselves testing on a single specimen frequently fails to identify some infected women. The MSN-2 modified panty liner, is worn by a woman for only four (4) hours, which allows the pad to collect enough specimen cells for laboratory analysis, without the worry of misdetection. The company intends to further develop the MSN-2 technology, to screen for other prominent STDs such as Gonorrhea and Thichomoniasis, all from a single collected sample.

In August 2016 we acquired BOE ITS, Inc., a Canadian company which provided us with the MSN-2 developed by Dr. Michel Aube. In addition to the device, we also acquired the services of Dr. Aube as Chief Executive Officer and Chief Science Officer. The acquisition was made in consideration of 225,000 shares of our common stock, cash of US$9,225.00 payable in 60 days and a five year employment agreement for Dr. Aube at a base salary of US$75,000. Dr. Aube is responsible for the Company’s research and development and is an expert in the field of breast cancer. His efforts have been focused on R&D using CBD and full spectrum cannabinoids in the prevention and treatment of diseases both alone and used in conjunction with generic drugs and nutraceuticals.

Currently the Company is not manufacturing or selling its MSN-2 product. It does intend to seek additional funding to commercialize this product in the future. The Company has secured distribution channels in Viet Nam and Morocco and these are both jurisdictions that allow for self diagnosis. Currently in the United States, only the state of New Mexico allows for self diagnosis and as such, the primary markets for this medical device will be in countries outside of the United States where self diagnosis is legally permissible until such time as additional states may allow for it.

Nutrition Empire, Inc.

The Company formed the wholly owned subsidiary, Nutrition Empire, Inc., in 2014 as a “brick and mortar” store selling sports nutrition products and its line of CBD and full spectrum cannabinoid products. Due to the high cost of operations and relatively little revenue produced by this business segment it was closed in 2016. Although, it had entered into a 5 year lease agreement, that agreement was terminated by mutual agreement and the company received its damage deposit back. The primary issue behind the lack of success of this business segment was the lack of other retail operations in the location, virtually all of the other retail establishments that were either there when the lease started or were supposed to be there ended up leaving or not renting from the landlord and as such, it was the only store in the strip mall which then had virtually no retail traffic.

TransBIOTech, Inc.

We entered into an agreement with TransBIOTech through Canna Laboratories, Inc. on November 14, 2017 to assist us in the development and testing of our CBD based nutraceutical products. TransBIOTech is a center for research and transfer of biotechnology for companies working in life sciences and biotechnology. The center provides services primarily for research but also technical assistance services to small and medium-size enterprises. The activities of TransBIOTech primarily involve the development of proof of concept and innovation projects aimed at improving health in the following areas:

- functional food
- nutraceuticals
- pharmaceuticals (drugs)
- cosmetics and cosmeceuticals
- natural health products

TransBIOTech assists companies at various stages of development of their innovations both in terms of product characterization and in vitro studies but also to conduct preclinical in vivo studies in the animal facility of the research center. By entrusting our CBD nutraceuticals product development to TransBIOTech, we benefit from privileged access to various tax credits and research grants giving us a competitive advantage. We chose TransBIOTech in part because the financial advantage it provides but primarily because of its expertise in various disciplines of life sciences that we view as logical extensions of our product offerings, these are:

- immunology
- pharmacology
- metabolomics
- microbiology
- analytical chemistry

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Centre de Développement Bioalimentaire du Québec (“CBDQ”)

The Company entered into two agreements with CBDQ on August 1, 2017 for the development of our nutraceuticals. The first project with CBDQ is the development of the manufacturing process for three prototyped provisional CBD based nutraceuticals products that the Company has developed, Two of the products will be delivered in capsule form pursuant to the first Agreement and the third will be a liquid that can be added to daily foods, developed under the second agreement (See Exhibits 10.2 and 10.3). CDBQ specializes in helping companies develop the processes needed to take a prototype agro-food or nutraceutical product to industrial-scale production for the marketplace. Partnering with CDBQ gives ETST access to the wide range of services, technologies, and expertise needed to complete the final stage of product development.

Asian Americans Trade Association Counsel (“AATAC”)

The Company entered into an agreement in May of 2018 with AATAC as part of its increased marketing efforts to gain wider exposure for its products and for the Company in general. Through trade shows, online marketing and other promotional activities sponsored by AATAC the Company is seeking to expand its presence in the market place.

History

We were incorporated in the State of Nevada on April 23, 2010 under the name Ultimate Novelty Sports, Inc.. The corporation was originally a startup company organized to provide services to the athletic facility industry. We offered a full range of consulting services, including start-up strategy, development, membership pricing and management operational analysis, marketing and public relations and staff training. Our customers included health clubs, independent fitness centers, athletic club, corporate fitness centers and start up gyms. We also provided ongoing consultation services and seminars and specialized packages of services for our clients. On March 6, 2014 the Board of Directors of the Company approved the name change from Ultimate Novelty Sports, Inc. to Earth Science Tech, Inc. and our trading symbol was changed from UNOV to ETST. On June 6, 2014 we filed a Certificate of Designation for the authorization of 10,000,000 shares of a Class A Preferred Stock it was then amended on July 3, 2017 to reduce the amount of authorized Class A Preferred stock to 5,200,000 shares. (the rights and preferences were amended as well at that time. Shortly thereafter we began to focus on the cannabis market with a joint venture that began with a vaping company, I Vape Vapor, Inc., a Minnesota corporation. This led management to explore CBD and full spectrum cannabanoids as supplements and later into medical research and development where the Company’s current focus of operations continues. On March 24, 2014 the Company entered into an agreement with Majorca Group, Ltd, a Marshall Islands corporation which provided them with 25 million shares of the Company’s Common Stock and later with 5,200,000 shares of its Class A Preferred Stock. It is with this change of control that the Company’s business focus changed from sports facility management advisory services to vaping and e-cigarettes (through our subsidiary Earth Science Vapor, Inc. which was renamed Kannabidioid, Inc. when we ceased working with vaping products), hemp based nutraceuticles, biotechnology and research and development for medical treatment and prevention of certain diseases using CBD and full spectrum cannabinoids as well as medical devices for self diagnosis of certain sexually transmitted diseases.

We are currently a publicly listed company whose common stock is quoted on the OTC Markets (PINK) Exchange under the symbol “ETST.”

The Company has never been the subject of any bankruptcy, receivership or similar proceeding.

Principal Products and Markets.

The Company currently offers its products directly from the parent company, Earth Science Tech, Inc. and through its wholly owned subsidiary, KannaBidioiD, Inc. to customers over the internet and in over 200 retail shops throughout the United States. In addition our research and development is focused on the use of CBD and full spectrum cannabinoids used in conjunction with certain generic drugs. These products are non-psychoactive. Company’s product manufacturers only uses certified THC free, CBD isolate and full spectrum oils.

Key Suppliers, Manufacturing and Distribution Methods of Our Products

The Company’s product manufacturing is conducted by Natural Vitamins Laboratories Corp. (“NVL”), Elixinol, Ltd. (“Elixinol”) and Karmavore Superfoods, Inc. (“Karmavore”) with the exception of our line of kanna-CBD blended liquids which was purchased under a joint venture agreement with the Varsity Group, LLC. Our full spectrum oils are produced by NVL. Our powders and gelcaps were produced by Elixinol. The Company is planning to have NVL produce our powders and gelcaps in the future once our inventory of them is depleted. Our KannaBidioiD line of kanna-CBD liquids were originally produced under a joint venture with the Varsity Group, LLC. That agreement had use buying inventory on a 50-50 basis with the Varsity Group, LLC. However the joint venture agreement was terminated by mutual agreement and we purchased Varsity’s portion of the remaining inventory. The manufacturer of our kanna-CBD line of liquids has a patent on these products and we have been selling them under a non-exclusive agreement. When additional kanna-CBD inventory is needed, we plan to develop a similar formulation with NVL since the basic idea of blending kanna and CBD is not in itself protectable by patent. Similarly when we need to order additional powders and gelcaps, we intend to engage NVL to private label these products for us as well. Our chocolates, the peanut butter cups and chocolate with almonds are made with pure CBD that we provide them in Canada under an exclusive agreement with us. We provide the CBD and they mix and blend it with the chocolates and ship it to us. We then package it in a couple different sizes for sale. Over time we intend to move more of our product sourcing to NVL, of Florida; in part because of their close proximity to our facilities but also because NVL implements and follows good manufacturing practices (GMP) and processes that ensure the quality of our manufactured products. They are GMP certified and certified by Underwriters Laboratories (UL).

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Customers can order our products directly through the Earth Science Tech website at (https://www.earthsciencetech.com) or at any of the retail stores listed on the “store locator” on our web site. The Company’s sales made to retailers are done through our independent sales representatives and their sub representatives. Currently the Company has seven or eight independent sales representatives each of whom has sub representatives that are responsible for maintaining a relationship with the retail establishments they service. The representatives are responsible for providing educational literature covering the Company’s products and inventory that is ordered. The Company’s products are now sold in over 200 retail stores such as vitamin shops, chiropractors, natural food stores and vaping/smoke shops.

Competitive Business Conditions

Our competitors in the full spectrum hemp liquid, powder, gelcaps and CBD edibles spaces, are numerous and include licensed professional growers and sellers of products and services dedicated to the hemp and compliance regulated cannabis industry, including the cultivation, processing, or retail sale of hemp and cannabis products. We compete in markets where cannabis has been legalized and regulated, which includes various states within the United States, it’s territories as well as within Native Sovereign Nations/Reservations located within the United States of America and Canada. We expect that the quantity and composition of our competitive environment will continue to evolve as the industry matures. Additionally, increased competition is possible to the extent that new states and geographies enter the marketplace as a result of continued enactment of regulatory and legislative changes that de-criminalize and regulate cannabis products. We believe that by diligently establishing and expanding our brands, product offerings and services in new and existing locations, we will become well established in this growing industry. Additionally, we expect that establishing our product offerings in new and existing locations are factors that mitigate the risk associated with operating in a developing competitive environment. Additionally, the contemporaneous growth of the industry as a whole will result in new customers entering the marketplace, thereby further mitigating the impact of competition on our operations and results.

Dependence on One or a Few Major Customers

Currently the Company is not dependent on any specific customers for a majority of its business, and expects to generate revenues through its own sales of its existing products with a view to commercializing its MSN-2 product and continuing research and development on the CBD isolate and full spectrum cannabinoids for use with existing generic drugs, with the ultimate objective of receiving patent protection on and FDA approval of certain drugs used with CBD, with a particular focus on treating breast cancer and anxiety. Currently our products are sold in over 200 retail stores throughout the United States and directly over the internet.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

Although we believe our Earth Science Therapeutics, Inc. products will be exempt from being regulated as Schedule 1 drugs under the CSA instead coming under the classification as “industrial hemp,” the U.S. Patent and Trademark Office may disagree and disallow us protection for them. Currently the Company has the pending patent that it acquired from Dr. Wei R. Chen as part of its research at the University of Oklahoma entitled “Cannabidols Composition and Uses Thereof” under application number 62061577. No assurances can be made that the United States Patent and Trademark Office will grant the patent we are seeking or that if granted it will be sufficiently broad for us, or that if granted, that we will be successful in commercializing it.

Government Regulation of Cannabis and the Effect of Existing or Probable Governmental Regulations on the Company’s Business:

The Company is not at this time a cannabis license holder and has attempted to place itself outside the confines and legal duties and responsibilities of a licensed cannabis cultivator, delivery, or retail outlet; specifically those involved in products containing THC such as dispensaries. As the Company is not a cannabis license holder, nor presently applying for one, it is less clear whether those related governmental regulations would apply. There is still significant uncertainty surrounding CBD and cannabinoids . In March, 2018 the DEA’s Diversion Control Division came out with a statement to law enforcement agencies that CBD from hemp grown in compliance with federal law falls outside the purview of the Controlled Substances Act. “Such products may accordingly be sold and otherwise distributed throughout the United States without restriction,” the agency wrote in a bulletin posted during the last week of March 2018. The agency further clarified that hemp products such as CBD are legal to import and export, so long as the product is legal in the country of destination. The clarification comes in the wake of a federal court decision upholding the DEA’s position that marijuana extracts, including CBD, are illegal drugs that should be treated the same as marijuana. See, Hemp Industry Association v. Drug Enforcement Administration, 9th Cir. Court of Appeals (2018).

The Ninth Circuit Court of Appeals Ruling received a significant amount of press coverage but two points that seem to be under-reported are 1) that the Court explicitly stated that the 2014 Farm Bill preempts the federal CSA; and 2) that accordingly, expenses incurred through activity conducted within the 2014 Farm bill would arguably not be subject to Internal Revenue Code (“IRC”) Section 280E. Preemption is important because it upholds the idea that there is a difference (however grounded in reality since both come from cannabis) between “industrial Hemp which has less than 0.3% THC and is handled in accordance with the 2014 Farm Bill and “marijuana” which is outside of the 2014 Farm Bill and contains more than 0.3% THC. While we believe that imported industrial hemp and hemp products as well as hemp and hemp products produced and handled under the 2014 Farm Bill are legally permissible under federal law and would extend to commercial activity in which the Company is engaged, it is possible that a federal agency or a prosecutor could take a different view and seek prosecution of the Company which would negatively impact the Company and its operations. Further, the Ninth Circuit is only one jurisdiction that has ruled on these issues, it is likely that other jurisdictions will reach different results so that if the U.S. Legislature does not pass legislation that is more clear on the various issues surrounding CBD and cannabinoids, there would likely be a circuit split among the various courts of appeal potentially leading to the granting of certiorari by the U.S. Supreme Court. We note that while this is one way that the inconsistencies could be resolved,, it is more likely that the U.S. legislature will have resolved them prior to them being resolved by judicial interpretation.

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The Ninth Circuit’s Ruling also would appear to have an impact on the applicability of IRC 280E or at least IRC 280E’s impact is different depending on whether the product is considered as coming within the purview of the CSA or within the 2014 Farm Bill. As the Court Ruled that the 2014 Farm Bill preempts the CSA, expenses incurred through activity conducted within the parameters of the 2014 Farm Bill would not be subject to IRC Section 208E. If Company is deemed as operating outside of the 2014 Farm Bill or our products were seen as coming within the CSA, IRC Section 280E would apply to us, which would mean that only the cost of goods sold would be deductible as ordinary and necessary business expenses. That is, IRC 280E disallows expenses and credits paid for a trade or businesses engaged in trafficking of marijuana listed as a Schedule I drug, (this onerous code section does not apply to cost of goods sold.) As such, a grower, farmer, cultivator, processor, or a manufacturer of hemp products may deduct any costs that are properly included in cost of goods sold. This rule is noncontroversial: In 2015, the IRS Chief Counsel issued a memorandum that clarified that a cannabis business may deduct these costs under IRC §471 and related regulations. Specifically, under IRC §471, costs included in cost of goods sold are those costs incident and necessary to production including: Direct material costs, Direct labor costs, Utilities, Maintenance, Rent (real estate and equipment); and Quality control. Depending on treatment for financial statement purposes, the following indirect costs may also be included in cost of goods sold: Taxes necessary for production, Depreciation, Employee Benefits, Factory administrative costs and Insurance. Thus if the Company is deemed to be engaged in selling and distributing products that are deemed to come within the CSA, only the cost of goods sold related to those products would be deductible and expenses such as overhead and management expenses would not be deductible. Thus if IRC 280E were to apply to the Company, its operations would be negatively impacted.. So, to the extent that we are deemed to not be selling products that come within the CSA, IRC 280E is not applicable. But if IRC 280E is deemed to be applicable, it would be applicable to the Company and only those subsidiaries that sell products that come within the CSA. Thus, if applicable, IRC 280E would have a negative impact on the Company and its earnings, It is worth noting that if the Company becomes concerned that IRC 280E will be applicable, it will reorganize its operations to take advantage of its various subsidiaries so that the effects of IRC 280E do not effect the operations in the other subsidiaries as separate trades or businesses.

In addition to issues surrounding the sale of our CBD products, banking regulations may apply to the Company as it does business with cannabis related entities. The Company is presently working with a U.K Merchant provider to process its credit card and checking payments and TD Bank for deposits and wires.

Hemp based CBD is derived from Industrial Hemp, and is arguably protected pursuant to the Congressionally passed 2014 Farm Act. CBD is not specifically set forth within the CSA; however, as previously mentioned, the Ninth Circuit Court of Appeals recently sided with the DEA in its earlier position that CBD does come within the CSA . There is a long standing legal argument that what Congress has not specifically set forth would be a legal omission from the United States Code (USC) and therefore not part of the Schedule 1 Substance list at all. With the passage of the 2014 Farm Bill, Congress differentiated industrial hemp from marijuana plants. Section 7606 of the 2014 Farm Bill authorized the growth, cultivation and marketing of industrial hemp under agricultural pilot programs in states that have legalized such activities. States with permitted agricultural programs may authorize, upon the granting of an applicant’s application, the issuance of a State license to lawfully participate under the 2014 Farm Bill’s hemp program. Such licenses and registrations have been granted to companies such as Whole Hemp Company d/b/a Folium Bio-Science, with extraction operations in the state of Colorado and with whom the Company is negotiating a supply agreement. Although historically we have imported our CBD and full spectrum oil for our products, we are also negotiating with similarly licensed companies in Kentucky and Tennessee. Such licensed and regulated hemp oil extractors and farmers are the only suppliers of such oils that the Company purchases and renders its finished products made from. The Company plans to contract with a third-party distributor for Company’s hemp product’s and their sale and distribution. As of the date of this filing, no such contract has yet been entered into. Regardless of whether the 2014 Farm Bill is applicable to our suppliers or whether our purchase of CBD and full spectrum oil from participating suppliers, there remains some ambiguity as to whether our further commercial activity would come within the purview of the 2014 Farm Bill. Although we believe that it does, it is possible that a Federal or state agency could take a contrary view and commence enforcement proceedings against us.

On August 11, 2016, a Statement of Principles on Industrial Hemp (the “Statement”) was issued by the Office of Secretary of the U.S. Department of Agriculture (“USDA”), the Drug Enforcement Administration (“DEA”) of the U.S. Department of Justice (“DOJ”) and the Food and Drug Administration (“FDA”) of the Department of Health and Human Service (“HHS”). On this date, Jonathan Miller, Esquire, Frost, Brown Tod, Lexington, KY., and Co-signed by Joseph Sandler, Esquire, Sandler Reiff Lamb Rosenstein & Berkenstock, Washington, DC., provided to the Members of the Kentucky Hemp Industry Counsel, a legal Opinion on the U.S. Federal Agency Statement of Principles. This legal opinion provided:

As we outlined comprehensively in our Opinion on the Legal Status of Industrial Hemp, dated December 21, 2015 and attached as Appendix B (“our December Opinion”), the Agricultural Act of 2014, P.L. No. 113-79 (the “2014 Farm Bill”) and the Consolidated Appropriations Act for FY 2016 (the “Omnibus Law”) constitute a sweeping legal revolution for the industrial hemp crop. Taken together, the two laws ensure that individuals and firms that are engaged in authorized agricultural pilot programs should be permitted to grow, cultivate, transport, process, sell and/or use industrial hemp under the guidelines and regulations of state law, without interference from agencies using federally-authorized funds.

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The issuance of the Statement of Principles by the three federal agencies most involved in these issues – the USDA, the DEA and FDA – brings that valued sense of certainty to individuals and firms involved in the industrial hemp business. Further, clarity provided by the Statement brings several items of good news to hemp farmers and firms:

●	While initially, the DEA rejected a clear understanding of the 2014 Farm Bill that institutions of higher education and state departments of agriculture could contract out hemp pilot projects to private farmers and business – requiring us to go to federal court to clarify – the Statement clearly acknowledges that private “persons licensed, registered, or otherwise authorized” by state agriculture departments and “persons employed by or under a production contract or lease” with colleges and universities may participate in pilot programs.

●	Moreover, in the most welcome portion of the Statement, authorized pilot program participants “may be able to participate in USDA research or other programs to the extent otherwise eligible for participation in those programs.” We believe that this broad language for the first time opens up duly registered pilot projects to be eligible for loans, grants, certification programs, and the wide variety of other opportunities made available to farmers and agri-businesses at USDA and its sub-agencies.

●	These federal agencies also for the first time acknowledge that, as part of marketing research programs, “industrial hemp products can be sold” in or among states with pilot programs. This recognition, which reflects clear authorization by the 2014 Farm Bill and the Omnibus Law, will not only give hemp farmers and businesses confidence that they can sell their products; but perhaps more importantly, provides much needed assurance to financial institutions that such commerce is legal, and that they can facilitate financial transactions in the industry.

●	The Statement makes clear that the FDA will continue to oversee “marketing claims” and the “process for drug applications,” while the Controlled Substances Act will still apply to “the manufacture, distribution, and dispensing of drug products.” Accordingly, the advice we shared in our December Opinion is confirmed: Firms engaged in producing hemp products for human consumption should not market their products as a “drug” nor make any medicinal claims without prior FDA approval. However, there are no blanket prohibitions on any other kind of sale of hemp-based consumable products such as cannabidiol (“CBD”), nor even any mention of CBD in the Statement.

CBD is mentioned in a separate DEA letter also released on August 11, 2016 rejecting petitions recently filed regarding the rescheduling of marijuana. That letter, which imprecisely describes CBD as “a constituent part of marijuana” focused exclusively on FDA-authorized clinical trials of CBD, and CBD’s potential for medical use, again is legally distinguishable from its sale without medicinal claims. (Emphasis added).

The Company is presently formulating product(s) that are free of THC. The hemp substance found within its products is THC free, either full spectrum cannabanoids, meaning the whole plant other than THC or CBD isolate; meaning only the CBD molecule is extracted from the plant.

Presently, there is significant movement within the United States Congress and Senate to remove and distinguish industrial hemp from its cousin species which contains in excess of 0.3% THC. Both the House of Representatives and the Senate have passed their versions of the 2018 Farm Bill which are now in committee for reconciliation. If passed, the 2018 Farm Bill would remove and distinguish hemp with a THC percentage at or below three-tenths of a percent from the CSA. Presently, cannabis as a species of plant resides as part of the Controlled Substance Act, “CSA”. See , 21 U.S.C. Sec. 812(c), and 21 C.F.R. Sec. 1308.11(23) and (31). However, when the CSA was written the multitude of varieties of cannabis were not known or not taken into account, and neither was the host of molecules contained within various varieties such as hemp and the benefits therefrom once extracted from the plant free of the psychotropic molecule (THC).

In addition to the uncertainty at the Federal level, each of the 50 states has its own laws regarding the sale and distribution of marijuana, hemp, CBD etc. and these laws are enforced to varying degrees. Overall, the regulatory framework in which the Company operates is fraught with uncertainty both at the Federal and state levels. Although we try to operate in a manner that we believe is compliant, there are no assurances that an agency or state may interpret the applicable laws differently and as such commence enforcement proceedings or that a district or Assistant U.S. Attorney may not prosecute deemed violations. Nevertheless, the fact that we are in compliance with State law, our products are derived from industrial hemp that is THC free, we are a relatively small company and the prohibitions under the Omnibus Appropriations Act of 2016 which prohibits the use of the use of funds to prohibit [activity that is legal under the state law

Again, the Omnibus Appropriations Act of 2016, P.L. 114-113, 129 Stat. 2242, was enacted into law on December 18, 2015. One of the provisions of that act prohibits use of federal funds to “prohibit the transportation, processing, sale, or use of Industrial Hemp that is grown or cultivated [under the Agricultural Act of 2014].” P.L. 114-113, § 763, 129 Stat. 2285. Federal case law supports this interpretation and would allow the dissemination of hemp across state lines or support the notion that the Federal agencies are not permitted to use federal funds to impede such transportation.

It remains difficult for companies engaged in the sale of CBD, even CBD derived from industrial hemp, to maintain banking relationships and merchant processing. While the Company has been able to secure banking services in the United States, it has been required to secure its merchant processing services off-shore. As such, the Company was required to seek merchant processing services “off-shore.” We chose to use an off-shore merchant processor in the United Kingdom and our processor’s procedure is to establish entities, as necessary, to facilitate payment for its customers. In Earth Science Tech, Inc.’s case, the merchant processor established two entities that mirror its operating companies and it actually owns and controls those “mirror entities”, however these entities exist and are operated strictly to accommodate payment to Earth Science Tech, Inc. and KannaBidioiD, Inc.

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Our Research and Development Activities Over the Last Two Fiscal Years

Over our last two fiscal years, our research and development activity has focused on the formulation of CBD and generic drugs, particularly those used in the treatment of breast cancer and those used for the treatment of anxiety: To date, and over the last two fiscal years through March 31, 2018, our research and development costs were $170,949.94, all in connection to research and development activity conducted with the University of Oklahoma. In this research we were able to reproduce the research of other scientists which suggested that there were certain pathways along which breast cancer cells grow and reproduce and that the presence of cannabinoids significantly reduced those cancerous cells. Our next step is to use cannabinoids and certain isolates contained therein in combination with existing generic drugs used in the treatment of breast cancer which we believe will be synergistic, in some cases working along the same pathways and in others working along other pathways. concerning combinations of these drugs with CBD. We expect to conduct additional research and development as the Company seeks to develop a line of products for use in the treatment of breast cancer and anxiety.

Costs and Effects of Compliance with Environmental Laws

As of the date of this filing, the Company is exploring the possibility of entering into certain joint ventures with two nutraceutical companies that have patented nutraceuticals that we believe will work well or even better when blended or used in conjunction with cannabinoids. These are nutraceutical products that we are aware already work well on their own. Our objective is to find ways using CBD or full spectrum cannabinoids that they may be made to work even better. Since beginning our research, we have conducted it at different third party laboratories such as the labs located at Quebec University in Montreal Canada and the University of Oklahoma and as such we have not been directly responsible for any of the laboratory compliance issues. However, we are in the process of seeking licensure to allow us to build our own laboratory and with that will come the obligation and responsibility to deal with the disposal of certain drugs and chemicals with which we will be working. By operating our own laboratory we expect that we will be able to receive and work with a variety of drugs including Schedule 1 drugs. Our research is intended to be flexible to the maximum extent possible and we will be seeking to produce treatments using CBD and cannabinoids for diseases such as breast cancer, anxiety as well as those caused by oxidative stress such as Alzheimer’s, Parkinson’s, Crohn’s and irritable bowel syndrome. We believe that we will be able to identify treatment options that will be prescription based as well as over the counter solutions such as nutraceutical that may be aimed at prevention as well as treatment. As of the date of this filing, the estimated costs of compliance are unknown.

All administrative activities of the Company, packaging and shipping of product have been conducted by corporate officers and the Company’s employees from the Company’s office located at 8000 NW 31sth Street, Unit 19, Doral, FL 33122, USA. Research and Development has been conducted by our CEO and Chief Science Officer, Dr. Michel in Montreal, Canada at the University of Quebec, Oklahoma University and at other third party laboratories.

Employees

As of December 31, 2017 and March 31, 2018, the Company had/has seven (7) employees.

Item 1A. Risk Factors.

Our business involves a number of very significant risks, including but not limited to various areas of the cannabis industry being illegal under Federal Law and susceptible to aggressive prosecution from the U.S. Attorney General. Our business, operating results and financial condition could be seriously harmed as a result of the occurrence of any of the following risks. You should invest in our common stock only if you can afford to lose your entire investment. Your decision to invest in our common stock should only be made after you have knowingly accepted the possibilities of such a loss and the associated risks, including our business being so close to the Federally illegal cannabis industry, including various states where hemp and marijuana are still not legal for commercial purposes and sale.

Risks Related to Our Business

Because we have a limited history of operations, and our other ventures are in the development stage or not of yet capitalized, we anticipate our operating expenses will increase prior to earning revenue, and we may never achieve profitability:

The Company launched its first product hemp products in 2015. As we continue to conduct research and development of other CBD and cannabinoid products, we anticipate increases in our operating expenses, without realizing significant revenues from operations. Within the next 12 months, these increases in expenses will be attributed to the cost of (i) administration and start-up costs, (ii) research and development, (iii) advertising, (iv) legal and accounting fees at various stages of operation, (v) joint venture activities, (vi) creating and maintaining distribution and supply chain channels.

As a result of some or all of these factors in combination, the Company may incur losses in the foreseeable future. There is no history upon which to base any assumption as to the likelihood that the Company will prove successful in its research and development projects. We cannot provide investors with any assurance that our business will attract customers and investors. If we were unable to address these risks our business could fail.

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Failure to raise additional capital to fund operations could harm our business and results of operations:

Our primary source of operating funds from 2015 through the December 31, 2017 quarter end has been from revenue generated from proceeds from sales of our CBD products and full spectrum oils powders and gelcaps as well as the sale of our common stock. The Company has experienced net losses from operations since inception, but expects these conditions to improve in 2018 and beyond as it develops its business model. The Company has stockholders’ deficiencies at March 31, 2017 and will require additional financing to fund future operations. Currently, we do not have any firm committed arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required. No assurance can be given that the Company will obtain access to capital markets in the future or that financing, adequate to satisfy the cash requirements of implementing our business strategies, will be available on acceptable terms. The inability of the Company to gain access to capital markets or obtain acceptable financing could have an adverse effect upon the results of its operations and upon its financial conditions.

Marijuana, and Cannabinoids and CBD with more than 0.3% THC are illegal under federal law

Marijuana, and CBD containing in excess of 0.3% THC are Schedule 1 controlled substances and are illegal under federal law, specifically the Controlled Substances Act (21 U.S.C. § 811). Even in states that have legalized the use of marijuana, its sale and use remain violations of federal law. CBD and cannabinoids derived from industrial hemp are not distinguishable. Although the products we buy are certified as THC free, if there were mistakes in processing or mislabeling and THC were found in our products we could be subject to enforcement and prosecution which would have a negative impact on our business and operation.

Laws and regulations affecting our industry are constantly changing:

The constant evolution of laws and regulations affecting the marijuana industry could detrimentally affect our operations. Local, state and federal medical marijuana laws and regulations are broad in scope and subject to changing interpretations. These changes may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan. Furthermore, violations of these laws, or alleged violations, could disrupt our business and result in a material adverse effect on our operations. In addition, we cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to our business.

Our business is dependent on laws pertaining to the cannabis industry:

The federal government has issued guidance to federal prosecutors concerning marijuana enforcement under the Controlled Substances Act (CSA). The Cole Memorandum updates that guidance in light of state ballot initiatives that legalize under state law the possession of small amounts of marijuana and provide for the regulation of marijuana production, processing, and sale. The guidance set forth herein applies to all federal enforcement activity, including civil enforcement and criminal investigations and prosecutions, concerning marijuana in all states.

Congress has determined that marijuana is a dangerous drug and that the illegal distribution and sale of marijuana is a serious crime that provides a significant source of revenue to large-scale criminal enterprises, gangs, and cartels. The Department of Justice is committed to enforcement of the Controlled Substance Act (CSA) consistent with those determinations. The Department is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent, and rational way. In furtherance of those objectives, as several states enacted laws relating to the use of marijuana for medical purposes, the Department in recent years has focused its efforts on certain enforcement priorities that are particularly important to the federal government:

●	Preventing the distribution of marijuana to minors;

●	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs, and cartels;

●	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

●	Preventing state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

●	Providing the necessary resources and demonstrate the willingness to enforce their laws, and,

●	Enacting regulations in a manner that ensures they do not undermine federal enforcement priorities.

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In jurisdictions that have enacted laws legalizing marijuana in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale, and possession of marijuana, conduct in compliance with those laws and regulations is less likely to threaten the federal priorities set forth above. Indeed, a robust system may affirmatively address those priorities by, for example, implementing effective measures to prevent diversion of marijuana outside of the regulated system and to other states, prohibiting access to marijuana by minors, and replacing an illicit marijuana trade that funds criminal enterprises with a tightly regulated market in which revenues are tracked and accounted for. In those circumstances, consistent with the traditional allocation of federal-state efforts in this area, enforcement of state law by state and local law enforcement and regulatory bodies should remain the primary means of addressing marijuana-related activity. If state enforcement efforts are not sufficiently robust to protect against the harms set forth above, the federal government may seek to challenge the regulatory structure itself in addition to continuing to bring individual enforcement actions, including criminal prosecutions, focused on those harms.

As with the Department’s previous statements on this subject, this memorandum is intended solely as a guide to the exercise of investigative and prosecutorial discretion. This memorandum does not alter in any way the Department’s authority to enforce federal law, including federal laws relating to marijuana, regardless of state law. Neither the guidance herein nor any state or local law provides a legal defense to a violation of federal law, including any civil or criminal violation of the CSA. Even in jurisdictions with strong and effective regulatory systems, evidence that particular conduct threatens federal priorities will subject that person or entity to federal enforcement action, based on the circumstances. This memorandum is not intended to, does not, and may not be relied upon to create any rights, substantive or procedural, enforceable at law by any party in any matter civil or criminal. It applies prospectively to the exercise of prosecutorial discretion in future cases and does not provide defendants or subjects of enforcement action with a basis for reconsideration of any pending civil action or criminal prosecution. Finally, nothing herein precludes investigation or prosecution, even in the absence of any one of the factors listed above, in particular circumstances where investigation and prosecution otherwise serves an important federal interest.

As to the Company engaging in business outside of the jurisdiction of the U.S.A., the Company must first assume that the laws in other country(s), territories or destinations are similar to that of the U.S. Federal Government, however, the Company must then retain competent legal counsel in this outside jurisdiction and insisting that they understand and obtain a copy of these foreign laws and rules and should gain the expertise and representation of a foreign specialist or attorney in the foreign destination being considered prior to engaging in any cannabis, marijuana or hemp business.

Our business is subject to risk of government action:

While we will use our best efforts to comply with all laws, including federal, state and local laws and regulations, there is a possibility that governmental action to enforce any alleged violations may result in legal fees and damage awards that would adversely affect us.

Because our business is dependent upon continued market acceptance by consumers, any negative trends will adversely affect our business operations:

We are substantially dependent on continued market acceptance and proliferation of consumers of cannabis, medical marijuana and recreational marijuana as well as CBD and full spectrum cannabinoids. We believe that as marijuana becomes more accepted the stigma associated with marijuana use will diminish and as a result consumer demand will continue to grow. While we believe that the market and opportunity in the marijuana space continues to grow, we cannot predict the future growth rate and size of the market. Any negative outlook on the marijuana industry will adversely affect our business operations.

In addition, it is believed by many that large well-funded businesses may have a strong economic opposition to the cannabis industry. We believe that the pharmaceutical industry clearly does not want to cede control of any product that could generate significant revenue. For example, medical marijuana will likely adversely encroach, impact or displace the existing market for the current “marijuana pill” Marinol, sold by the mainstream pharmaceutical industry. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana movement. Any inroads the pharmaceutical industry could make in halting the impending cannabis industry could have a detrimental impact on our business.

The possible FDA Regulation of cannabis marijuana and CBD, and the possible registration of facilities where cannabis is grown and CBD products are produced, if implemented, could negatively affect the cannabis industry generally, which could directly affect our financial condition:

The FDA has not approved cannabis, marijuana, industrial hemp or CBD derived from cannabis or industrial hemp as a safe and effective drug for any indication. The FDA considers these substances illegal Schedule 1 drugs. As of the date of this filing, we have not, and do not intend to file an IND with the FDA, concerning any of our products that may contain cannabis, industrial hemp or CBD derived from industrial hemp. Further, The FDA has concluded that products containing cannabis, marijuana industrial hemp or CBD derived from industrial hemp are excluded from the dietary supplement definition under sections 201(ff)(3)(B)(i) and (ii) of the U.S. Food, Drug & Cosmetic Act, respectively. Our products are not marketed or sold as dietary supplements. However, at some indeterminate future time, the FDA may choose to change its position concerning products containing cannabis, marijuana, or CBD derived from industrial hemp, and may choose to enact regulations that are applicable to such products, including, but not limited to: the growth, cultivation, harvesting and processing of cannabis and marijuana; regulations covering the physical facilities where cannabis and marijuana are grown; and possible testing to determine efficacy and safety of CBD. In this hypothetical event, our industrial hemp based products containing CBD may be subject to regulation. In the hypothetical event that some or all of these regulations are imposed, we do not know what the impact would be on the cannabis industry in general, and what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the conditions and possible costs of possible regulations and/or registration as may be prescribed by the FDA, we may be unable to continue to operate our business.

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We may have difficulty accessing the service of banks:

On February 14, 2014, the U.S. government issued rules allowing banks to legally provide financial services to state-licensed marijuana businesses. A memorandum issued by the Justice Department to federal prosecutors re-iterated guidance previously given, this time to the financial industry that banks can do business with legal marijuana businesses and “may not” be prosecuted. The Treasury Department’s Financial Crimes Enforcement Network (FinCEN) issued guidelines to banks that “it is possible to provide financial services”” to state-licensed marijuana businesses and still be in compliance with federal anti-money laundering laws. The guidance falls short of the explicit legal authorization that banking industry officials had pushed the government to provide and to date, it is not clear if any banks have relied on the guidance and taken on legal marijuana companies as clients. The aforementioned policy may be administration dependent and a change in presidential administrations may cause a policy reversal and retraction of current policies, wherein legal marijuana businesses may not have access to the banking industry.

Banking regulations in our business are costly and time consuming:

In assessing the risk of providing services to a marijuana-related business, a financial institutions may conduct customer due diligence that includes: (i) verifying with the appropriate state authorities whether the business is duly licensed and registered; (ii) reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business; (iii) requesting from state licensing and enforcement authorities available information about the business and related parties; (iv) developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers); (v) ongoing monitoring of publicly available sources for adverse information about the business and related parties; (vi) ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and (vii) refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available. These regulatory reviews may be time consuming and costly. Currently we are not licensed and have operated in a manner to avoid the necessity of licensure by not using products containing THC, nevertheless CBD and cannibinoids are still part of the cannabis plant and as such are considered schedule 1 drugs, as such many banks will not transact business with us. We have been successful to date in finding merchant credit card processing and a bank that will do business with us. If either of them decided to cease doing business with us we would not have a way to receive payment and our operations would be negatively affected unless we could find a new bank or processor that would work with us, of which there can be no assurance.

Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liability:

Insurance that is otherwise readily available, such as general liability, and directors and officer’s insurance, is more difficult for us to find, and more expensive, because we are service providers to companies in the cannabis industry. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

The Company’s industry is highly competitive and we have less capital and resources than many of our competitors which may give them an advantage in developing and marketing products similar to ours or make our products obsolete:

We are involved in a highly competitive industry where we may compete with numerous other companies who offer alternative methods or approaches, who may have far greater resources, more experience, and personnel perhaps more qualified than we do. Such resources may give our competitors an advantage in developing and marketing products similar to ours or products that make our products obsolete. There can be no assurance that we will be able to successfully compete against these other entities.

We may be unable to respond to the rapid technological change in the industry and such change may increase costs and competition that may adversely affect our business:

Rapidly changing technologies, frequent new product and service introductions and evolving industry standards characterize our market. The continued growth of the Internet and intense competition in our industry exacerbates these market characteristics. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our products and services. In addition, any new enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our products and services or infrastructures to adapt to these changes.

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We also expect that new competitors may introduce products, systems or services that are directly or indirectly competitive with us. These competitors may succeed in developing, products and services that have greater functionality or are less costly than our products and services, and may be more successful in marketing such products and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of selling products and providing services, but also facilitate increased competition by reducing competitors’ costs in providing similar services. This competition could increase price competition and reduce anticipated profit margins.

Our products and services are new and our industry is rapidly evolving:

Due consideration must be given to our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the rapidly evolving legal cannabis industry. To be successful in this industry, we must, among other things:

●	develop and introduce functional and attractive service offerings;

●	attract and maintain a large base of consumers;

●	increase awareness of our brands and develop consumer loyalty;

●	establish and maintain strategic relationships with distribution partners and service providers;

●	respond to competitive and technological developments;

●	attract, retain and motivate qualified personnel.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results.

Some of our products and services are new and are only in early stages of commercialization. We are not certain that these products and services will function as anticipated or be desirable to its intended market. Also, some of our products may have limited functionalities, which may limit their appeal to consumers and put us at a competitive disadvantage. If our current or future products and services fail to function properly or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results.

As is typical in a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for the Company is new and evolving, it is difficult to predict with any certainty the size of this market and its growth rate, if any. We cannot guarantee that a market for the Company will develop or that demand for Company’s products and services will emerge or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

The Company’s failure to continue to attract, train, or retain highly qualified personnel could harm the Company’s business:

The Company’s success also depends on the Company’s ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, the Company must hire additional skilled personnel to further the Company’s research and development efforts. Competition for such personnel is intense. If the Company does not succeed in attracting new personnel or retaining and motivating the Company’s current personnel, the Company’s business could be harmed.

The loss of key management personnel could adversely affect our business.

We depend on the continued services of our executive officers and senior management team as they work closely with independent representative and are responsible for our day-to-day operations. Our success depends in part on our ability to retain our executive officers, to compensate our executive officers at attractive levels, and to continue to attract additional qualified individuals to our management team. Although we have entered into employment agreements with members of our senior management team, and do not believe that any of them are planning to leave or retire in the near term, we cannot assure that our senior managers will remain with us. The loss or limitation of the services of any of our executive officers or members of our senior management team, or the inability to attract additional qualified management personnel, could have a material adverse effect on our business, financial condition, results of operations, or independent associate relations.

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Independent Sales Representatives could fail to comply with our policies and procedures or make improper product, compensation, marketing or advertising claims that violate laws or regulations, which could result in claims against us that could harm our financial condition and operating results.

We sell our products through a sales force of independent representatives. The independent representatives are independent contractors and, accordingly, we are not in a position to provide the same direction, motivation, and oversight as we would if associates were our own employees. As a result, there can be no assurance that our representatives will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our policies and procedures. All independent representatives will be required to sign a written contract and agree to adhere to our policies and procedures, which prohibit associates from making false, misleading or other improper claims regarding products or income potential from the distribution of the products. However, independent representatives may from time to time, without our knowledge and in violation of our policies, create promotional materials or otherwise provide information that does not accurately describe our marketing program. There is a possibility that some jurisdictions could seek to hold us responsible for independent representatives activities that violate applicable laws or regulations, which could result in government or third-party actions or fines against us, which could harm our financial condition and operating results.

We may be held responsible for certain taxes or assessments relating to the activities of our independent representatives, which could harm our financial condition and operating results.

Our independent representatives are subject to taxation and, in some instances, legislation or governmental agencies impose an obligation on us to collect taxes, such as value added taxes, and to maintain appropriate tax records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our distributors. In the event that local laws and regulations require us to treat our independent contractors as employees, or if our reps are deemed by local regulatory authorities to be our employees, rather than independent contractors, we may be held responsible for social security and related taxes in those jurisdictions, plus any related assessments and penalties, which could harm our financial condition and operating results.

Risks Related to the Company

Uncertainty of profitability:

Our business strategy may result in increased volatility of revenues and earnings. As we only have a limited number of products developed at this time, our overall success will depend on a limited number of products and our ability to develop or find new ones or new applications as well as our research and development efforts, which may cause variability and unsteady profits and losses depending on the products offered and their market acceptance.

Our revenues and our profitability may be adversely affected by economic conditions and changes in the market for medical and recreational marijuana. Our business is also subject to general economic risks that could adversely impact the results of operations and financial condition.

Because of the anticipated nature of the products that we offer and attempt to develop, it is difficult to accurately forecast revenues and operating results and these items could fluctuate in the future due to a number of factors. These factors may include, among other things, the following:

●	Our ability to raise sufficient capital to take advantage of opportunities and generate sufficient revenues to cover expenses.

●	Our ability to source strong opportunities with sufficient risk adjusted returns.

●	Our ability to manage our capital and liquidity requirements based on changing market conditions generally and changes in the developing legal medical marijuana and recreational marijuana industries.

●	The acceptance of the terms and conditions of our service.

●	The amount and timing of operating and other costs and expenses.

●	The nature and extent of competition from other companies that may reduce market share and create pressure on pricing and investment return expectations.

●	Adverse changes in the national and regional economies in which we will participate, including, but not limited to, changes in our performance, capital availability, and market demand.

●	Adverse changes in the projects in which we plan to invest which result from factors beyond our control, including, but not limited to, a change in circumstances, capacity and economic impacts.

●	Adverse developments in the efforts to legalize marijuana or increased federal enforcement.

●	Changes in laws, regulations, accounting, taxation, and other requirements affecting our operations and business.

●	Our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

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Management of growth will be necessary for us to be competitive:

Successful expansion of our business will depend on our ability to effectively attract and manage staff, strategic business relationships, and shareholders. Specifically, we will need to hire skilled management and technical personnel as well as manage partnerships to navigate shifts in the general economic environment. Expansion has the potential to place significant strains on financial, management, and operational resources, yet failure to expand will inhibit our profitability goals.

We are entering a potentially highly competitive market:

The markets for businesses in the medical marijuana and recreational marijuana industries as well as their related CBD and cannabinoid industries are competitive and evolving. In particular, we face strong competition from larger companies that may be in the process of offering similar products and services to ours. Many of our current and potential competitors have longer operating histories, significantly greater financial, marketing and other resources and larger client bases than we have (or may be expected to have).

Given the rapid changes affecting the global, national, and regional economies generally and the medical marijuana and recreational marijuana industries, in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to keep pace with any changes in its markets, especially with legal and regulatory changes. Our success will depend on our ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition, operating results, liquidity, cash flow and our operational performance.

Although we believe that our CBD and Full Spectrum products are exempt from regulation under the CSA, the U.S. Patent and Trademark Office may disagree and disallow us from obtaining trademark and patent protection for our brand and products.

We have applied for a patent for one of our products. Because it contains CBD, and may be considered an illegal Schedule 1 drug under federal law, the U.S. Patent and Trademark Office may not approve our pending applications for patent or trademark protection for our products, and this could materially affect our ability to establish and grow our brand, products and develop our customer base and good will.

If we fail to protect our intellectual property, our business could be adversely affected:

Our viability will depend, in part, on our ability to develop and maintain the proprietary aspects of our products and brands to distinguish our products from our competitors’ products. We rely on patents, copyrights, trademarks, trade secrets, and confidentiality provisions to establish and protect our intellectual property. Any infringement or misappropriation of our intellectual property could damage its value and limit our ability to compete. We may have to engage in litigation to protect the rights to our intellectual property, which could result in significant litigation costs and require a significant amount of our time. Competitors may also harm our sales by designing products that mirror the capabilities of our products or technology without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue. We may also find it necessary to bring infringement or other actions against third parties to seek to protect our intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute, and there can be no assurance that we will have the financial or other resources to enforce our rights or be able to enforce our rights, or prevent other parties from developing similar technology or designing around our intellectual property.

Our lack of sufficient patent and/or trademark or copyright protection and any unauthorized use of our proprietary information and technology may affect our business:

We currently rely on a combination of protections by patents and contracts, including confidentiality and nondisclosure agreements, and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from misappropriation in the U.S. and abroad. This risk may be increased due to the lack of certain patent and/or copyright protection. Any patent issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent, or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property rights on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the U.S., our technology or other intellectual property may be compromised, and our business could be materially adversely affected. If any of our proprietary rights are misappropriated or we are forced to defend our intellectual property rights, we will have to incur substantial costs. Such litigation could result in substantial costs and diversion of our resources, including diverting the time and effort of our senior management, and could disrupt our business, as well as have a material adverse effect on our business, prospects, financial condition and results of operations. We can provide no assurance that we will have the financial resources to oppose any actual or threatened infringement by any third party. Furthermore, any patent or copyrights that we may be granted may be held by a court to infringe on the intellectual property rights of others and subject us to the payment of damage awards.

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Ordinary and necessary business deduction other than the cost of goods sold are disallowed by the Internal Revenue Services for Cannabis companies under IRC Section 280E:

At this juncture, we do not believe that IRS 280E interferes with our businesses model from deducting ordinary and necessary business expenses because we believe that we are in compliance with the 2014 Farm Bill and/or the products we sell are either from participants that are compliant with the 2014 Farm Bill or are made from lawfully imported industrial hemp full spectrum cannabinoids or CBD. Although we believe that the Farm Bill applies to commercial activity in that it references the “marketing,” “sale” and “transportation,” of industrial hemp and hemp products that are derived from an authorized state program, it is possible that our suppliers may not be in compliance with the Farm Bill or that a government agency or prosecutor could take a narrower view of the activity allowed under the Farm Bill or import laws, if that were the case we could be seen as selling and distributing a Schedule 1 substance under the CSA and we would therefore be subject to IRC Section 280E. IRC Section 280E only allows the cost of goods sold to be deducted from revenues earned from the sale of cannabis and cannabis products that come under the purview of the CSA. If that were the case we would not be able to deduct many of our overhead expenses. To the extent that we have subsidiaries and other lines of trade or business, many of those overhead expenses could be allocated to those subsidiaries that are note involved in products that come within the CSA so we would have an opportunity to deduct those disallowed expenses elsewhere. Nevertheless, the revenue that is derived from those other trade or businesses may not be as large as the corresponding deductions so be may still not be able to realize the full benefit of those expenses and instead have net operating losses in the other trade or businesses that we would not be able to use or would have to carry-forward indefinitely..In addition, if the Company enters the cannabis industry more directly, for example if the company were to purchase a marijuana dispensary that was legal under state law and operated in compliance with state law, IRC Section 280E would unquestionably be applicable in which case the onerous tax burden might significantly impact the profitability of the Company and may make the pricing of its products less competitive, to the extent that competitors could manage to find a way to not have their operations subject to IRC Section 280E.. Notwithstanding the forgoing, there can be no assurance that if we were to reallocate items of deduction form business segments that were involved in the sales of products coming within the CSA that the Internal Revenue Service (“IRS”) would not challenge those deductions or disallow them on some other basis. This could result in an onerous tax burden.

Risks Related to Our Common Stock

Because we may issue additional shares of our common stock, investment in our company could be subject to substantial dilution:

Investors’ interests in our Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 75,000,000 shares of common stock, $0.001 par value per share. As of March 31, 2017 there were 42,287,499 shares issued and outstanding and as of March 31, 2018 there were 46,150,207 shares of our common stock issued and outstanding. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our common stock. If we do sell more common stock, investors’ investment in our company will likely be diluted. Dilution is the difference between what investors pay for their stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in our company’s common stock could seriously decline in value.

Trading in our common stock on the OTC Pink Exchange has been subject to wide fluctuations:

Our common stock is currently quoted for public trading on the OTC Pink Exchange. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with limited business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management’s attention and resources.

Nevada law, our Articles of Incorporation and our by-laws provides for the indemnification of our officers and directors at our expense, and correspondingly limits their liability, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors:

Our Articles of Incorporation and By-Laws include provisions that eliminate the personal liability of our directors for monetary damages to the fullest extent possible under the laws of the State of Nevada or other applicable law. These provisions eliminate the liability of our directors and our shareholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care. Under Nevada law, however, such provisions do not eliminate the personal liability of a director for (i) breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases of stock other than from lawfully available funds, or (iv) any transaction from which the director derived an improper benefit. These provisions do not affect a director’s liabilities under the federal securities laws or the recovery of damages by third parties.

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We do not intend to pay cash dividends on any investment in the shares of stock of our Company and any gain on an investment in our Company will need to come through an increase in our stock’s price, which may never happen:

We have never paid any cash dividends and currently do not intend to pay any cash dividends for the foreseeable future. To the extent that we require additional funding currently not provided for, our funding sources may prohibit the payment of a dividend. Because we do not currently intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

Because our securities are subject to penny stock rules, you may have difficulty reselling your shares:

Our shares as penny stocks, are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell our company’s securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. These rules apply to companies whose shares are not traded on a national stock exchange, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell “penny stocks” to persons other than established customers and “accredited investors” to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our shares of common stock and may affect the secondary market for our shares of common stock. These rules could also hamper our ability to raise funds in the primary market for our shares of common stock.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock:

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (known as “FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for 2018 and 2017.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and supplementary data referred to in this Form 10.

This discussion contains forward-looking statements that involve risks and uncertainties. Such statements, which include statements concerning revenue sources and concentration, selling, general and administrative expenses and capital resources, are subject to risks and uncertainties, including, but not limited to, those discussed elsewhere in this Form 10 that could cause actual results to differ materially from those projected. Unless otherwise expressly indicated, the information set forth in this Form 10 is as of March 31, 2018.

Earth Science Tech, Inc. (The “Company”) was incorporated under the laws of the State of Nevada in April 2010 under the name Ultimate Novelty Sports, Inc. On March 6, 2014 the Board of Directors of the Company approved the name change from Ultimate Novelty Sports, Inc. to Earth science Tech, Inc. and our trading symbol was changed from UNOV to ETST. On March 24, 2014 the Company entered into an agreement with Majorca Group, Ltd, a Marshall Islands corporation which provided them with 25 million shares of the Company’s Common Stock and 5,200,000 shares of its Class A Preferred Stock. It is with this change of control that the Company’s business focus changed from sports facility management advisory services to hemp based nutraceuticals, biotechnology and research and development for medical treatment and prevention of certain diseases using CBD and full spectrum cannabinoids as well as medical devices for self diagnosis of certain sexually transmitted diseases.

Plan of Operation

The Company and its three wholly owned subsidiary companies: Cannabis Therapeutics, Inc., KannaBidioid, Inc. and Earth Science Pharmaceuticals, Inc. are based in Doral, Florida. Our business involves the sale of full spectrum hemp liquids, CBD gelcaps and CBD powder, chocolates with CBD, kanna and CBD flavored, blended liquids, our MSN-2 medical device for diagnosis of STDs as well as research and development of CBD and full spectrum cannabinoids for treatment of diseases as well as the research and development for treatments and preventative products using a combination of generic drugs and other nutraceuticals blended with CBD or full spectrum cannabinoids. This research and development, specifically at the University of Oklahoma working with Dr. Wei R. Chen led to our acquisition of the provisional patent pending under application number 62061577, entitled “Cannabidiols Composition and Uses Thereof” Where possible we intend to seek patent protection on our products and where this may not be possible we intend, through product development, to source and brand our products; and through our direct sales structure, to maintain customer loyalty and capture market share.

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COMPARISON OF 2018 TO 2017

Results of Operations - For the year ended March 31, 2018 the Company had a net loss from continuing operations before income taxes of approximately $1,713,639 compared to a loss from continuing operations before income taxes of approximately $1,146,354 for the year ended March 31, 2017. This change is due to a number of factors. The largest increase in expenses was marketing expense which increased by $225,129 from $77,857 for the year ended March 31, 2017 to $332,986 for the year ended March 31, 2018. Research and development costs, increased from $0 for the year ended March 31, 2017 to $150,451 for the year ended March 31, 2018. The loss on disposition of assets of $60,792 was a onetime event occurring during the year ended March 31, 2018. The bad debt expense increased from $0 for the year ended March 31, 2017 to $87,342 for the year ended March 31, 2018. Finally the increase in donations from $0 for the year ended March 31, 2017 to $35,500 for the year ended March 31, 2018 was due to our president, Nickolas Tabraue, donating shares that he was granted as part of his compensation to Earth Science Foundation, Inc.. Together the aggregate increase in expenses from 2017 to 2018 of $575,790 was comprised primarily of non-recurring items

Total Revenues - For the years ended March 31, 2018 and 2017, the Company had total sales of $463,108 and $428,199, respectively. While our revenues increased slightly, this was consistent with a corresponding increase in our cost of goods sold from $243,813 for the year ended March 31, 2017 to $270,222 for the year ended March 31, 2018 ; resulting in a Gross Profit of $192,886 as of March 31, 2018 compared to $184,386 for the previous year ending March 31, 2017.

Costs and Expenses - Costs of sales, include the costs of manufacturing, packaging, warehousing and shipping our products. As we develop and release addition products, we expect our costs of sales to increase.

General and administrative expenses decreased by approximately $53,817 for the year ended March 31, 2018 compared to the year ended March 31, 2017. The decrease can be attributed primarily to new management and changing service providers to more cost effective solutions..

Marketing expenses totaled $332,986 for the twelve months ended March 31, 2018, an increase of $225,129 from $77,857 for the twelve months ended March 31, 2017. This increase primarily related to the engagement of 5 marketing consultants to help develop the Company’s products, revamping product packaging and overall retail marketing platform. The marketing expenses are associated with helping to generate the Company’s CBD and full spectrum cannabinoid brands and related revenue. Prior to revamping product and increasing our marketing efforts, our sales had begun to slip in the first part of our fiscal year ended March 31, 2017 however, as a result of our increased marketing we were able to maintain our sales at a stable rate in the short term. However, we have yet to realize the full benefits of that increase in marketing and exposure of our brand. As a direct result of our increased marketing efforts we now have three additional large distributors that have indicated that they plan on carrying the Company’s CBD and full-spectrum products, several large retail chains that are at various stages in the sales process of rolling out products into their stores. And, finally we have a number of other accounts that our independent sales representatives, who are waiting for us to send product samples, so that they can close sales on new accounts. The increased exposure that came as a result of the increased marketing opened up all of these additional opportunities; for example, with the three new distributors, we now have access to approximately 90,000,000 doors where our products could be sold

Research and development costs were $150,451for the twelve months ended March 31, 2018 compared with $0 for the twelve months ended March 31, 2017.We expect that R&D will continue to be consistent with the twelve months ended March 31, 2018 and will increase as well for the foreseeable future. Notwithstanding this increase in R&D Dr. Aube has been successful in receiving grants from the Canadian government for further research. Separate disclosure was not material pursuant to ASC 730, Research and Development.

Disposition of assets expense was $60,792 and was a onetime event occurring during the year ended March 31, 2018; and came as a result of our subsidiary, Nutrition Empire, Inc., closing and, more specifically, the expenses were due to its expired and obsolete inventory.

Bad debt expense increase of $87,342 for the year ended March 31, 2018 from $0 for the prior year ended March 31, 2017 was due to a problem we had collecting from one of our merchant processors. We intend to continue working to recover those funds but there can be no assurances that we will be successful in doing so.

Donation expense was a onetime non-cash expense item in the year ended March 31, 2018 that is derived from our CEO’s “donation of shares he was to receive as part of his compensation directly from the Company to Earth Science Foundation and it is unlikely that there will be similar donations of this type in the future. In other words rather than receive the shares and then transfer them to the foundation, Mr. Tabraue directed the Company to issue them directly to the foundation,

For the period ended March 31, 2018, the Company had $72,038 in cash or $100,257 less than it had on March 31, 2017 ($172,295), Accounts Payable of $80,439 or $48,044 less than on March 31, 2017 ( $128,483), notes payable and accrued interest of $59,558 for March 31, 2018 or the same as the prior period ending March 31, 2017 at $59,558, and a stockholder’s deficit of $119,981 versus equity of $9,349 from the prior period ended March 31, 2017.

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We are a smaller reporting company, as defined by 17 CFR § 229.10(f)(1). We do not consider the impact of inflation and changing prices as having a material effect on our net sales and revenues and on income from our operations for the previous two years or from continuing operations going forward.

The Company achieved a gross margin percentage of 42% for the year ended March 31, 2018, a decrease of 1% from the gross margin percentage of 43% for the prior year ended March 31, 2017. The Company expects this gross margin percentage to increase marginally as it achieves greater economies of scale from higher volumes of sales and is consequently able to purchase inventory at lower prices.

Liquidity and Capital Resources for the Years Ended March 31, 2018 and 2017

The Company generated a net loss from continuing operations for the years ended March 31, 2018 and March 31, 2017 of approximately $1,708,874 and $1,141,584, respectively. As of March 31, 2018 and March 31, 2017, the Company had current assets of $281,905 and $306,560, which included the following as of March 31, 2018 cash and cash equivalents of approximately $72,038; inventory of $134,784; and accounts receivable of $69,050 (net of $111,301 in allowances.) and prepaid expenses of $6,033.

The Company’s auditors have expressed doubt as to our ability to continue as a going concern, in part, because our Current Liabilities of $465,307 exceed our Current Assets of $345,326 by $119,981, However included in Current Liabilities are Notes Payable – related parties of $59,558 and Accrued Settlement of $231,323. The Note Payable, like the name suggests, is payable to a related party; who, we believe, will continue to forgo immediate payment until we are in a better cash position to make payment. Thus while it is listed as a current liability, it operates more closely to a long-term liability. The $231,323 for Accrued Settlement is an accrual for an unfavorable arbitration award in our dispute with Cromogen (See Item 8 Legal Proceedings.) While we believe that this is the most that would ultimately be confirmed by a court, the ultimate amount could be higher. However, before we even get to the issue of the confirmation of an award, we need to recognize that the Company has brought a motion for recalculation based on a mathematical error made by the arbitration panel that profoundly diminishes the award. Then, regardless of whether the Company’s motion to the arbitration panel to recalculate using the proper numbers is successful, the Company has what it believes is more than one solid basis to successfully challenge the award in the first place. In any event, by the time all motions and appeals have been completed, there is an award, and that award is converted into a collectible non-appealable judgment, it is very likely that the time to a final adjudication on the merits will take longer than one year to reach. As such, Current Assets would actually exceed Current Adjusted Liabilities by $174,426 so there isn’t quite the sense of immediacy that a strict view of current assets versus current liabilities might otherwise suggest. Although we are optimistic about our prospects for success on appeal of the award, if the appeal were to be unsuccessful we would be be unable to pay the entire amount and if we were otherwise unable to make payment arrangements with them as a judgment creditor, we would be insolvent.

Although the Company will require additional debt or equity financing for its operations as currently conducted, the Company believes its margins are sufficiently high that if management felt that it was necessary, it could curtail a number of other costs and expenses that would enable it to continue its operations on a limited basis - selling industrial hemp based CBD and full-spectrum oils However, we do believe that the research and development we intend to pursue will require additional funding such that in order to maintain our operations at their current level (building for expansion, R&D, roll-out of MSN-2 Device), we will require additional debt or equity financing. If we are unable to secure such additional financing we would not be able to continue our operations as we have historically, with the research and development and accelerated product launches. As discussed previously, our increase in marketing has provided us with additional sales opportunities that we believe will significantly increase our sales in the current year; and with our margins at 42% together with increasingly larger inventory turns, our working capital will build quickly (if we are a.) not continuing to fund R&D and meet other expenses or b.) meeting the R&D and other expenses with proceeds from additional financing ) This will then allow us to sustain operations without additional funding over the next 12 months if we reduce our operations and focus only on CBD and full-spectrum precuts at which point we could then begin with R&D and other expenses. Alternatively we can raise additional funds to meet the anticipated R&D and other expenses while we allow the sales from our existing products to become self sustaining.

Historically we have been able to fully fund operations from a combination of operations and through additional sales of our common stock; and we have no reason to believe that we will not be able to continue doing so since we have a strong base of existing shareholders who are committed to our vision for the Company (and they have demonstrated a willingness to purchase shares of stock when they are offered). If these shareholders were to cease purchasing shares when offered, if we were unable to secure other sources of debt or equity financing, or if we were unable to secure financing on terms that are acceptable to us, we would not be able to continue operations as currently planned. Rather, we would need to curtail our research and development, scale back operations and only focus on CBD and full-spectrum sales. But even then if we curtailed operations, depending on whether we continued to incur unforeseen expenses or incurred higher than expected expenses, we may not have sufficient capital to meet our current operating needs. However we do have sufficient resources over the short and long term with scaled back expenses and R&D so that after several turns of inventory we would then be able to resume our R&D and operations as planned. Additional funding primarily allows us to expedite our business plan.

During the years ending March 31, 2018 and 2017, the Company met its capital requirements through external financing and the sale of its restricted common stock.

Total Current Liabilities were $465,307 for the year ended March 31, 2018 and $418,141 for the year ended March 31, 2017.

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Operating Activities - For the years ended March 31, 2018 and March 31, 2017, the Company used cash for operating activities of $1,066,249 and $723,806, respectively.

Investing Activities - During the year ended March 31, 2018 and March 31, 2017, the Company had a decrease from $146 to $0 in cash flow for investing related activities due to larger expenses related to patent activity and the purchase of property and equipment in the earlier period.

Financing Activities - During the year ended March 31, 2018, the Company received $965,992 in cash proceeds from sales of restricted common stock. For the Year ended March 31, 2017, the Company received $851,753 in cash proceeds from the sales of restricted common stock.

For the year ended March 31, 2018, the Company had $72,038 in Cash, Accounts Receivable of $69,050 Prepaid-Expenses of $6,033 and Inventory of $134,784 with Accounts Payable of $80,439. The Company had $172,295 in Cash, Accounts Receivable of $27,084 Prepaid-Expenses of $0 and Inventory of $107,181 with Accounts Payable of $128,483 for the year ended March 31, 2017. For the year ended March 31, 2018 the Company had current liabilities of $465,307, compared to $418,141 in liabilities for the prior year ended March 31, 2017. Furthermore, the Company had an accumulated stockholder’s deficit of $25,498,207 and $23,784,568 for the years ended March 31, 2018 and 2017, respectively.

Default on Notes

During 2014, a former stockholder provided funds to the Company evidenced by 8% uncollateralized notes payable due September 30, 2014. As of March 31, 2018 and March 31, 2017, the Company had $59,558 and $59,558, respectively of these notes payable which are in default. The Company is in current negotiations to extend the maturity of these notes for an additional 2 years. Interest expense for the years ended March 31, 2018 and 2017, were $4,765 and $4,773, respectively.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Notes to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, contingencies and taxes. Actual results could differ materially from those estimates. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements.

Loss Contingencies

The Company is subject to various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when management concludes that it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company regularly evaluates current information available to us to determine whether such accruals should be adjusted.

Income Taxes

The Company recognizes deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the expected future tax return consequences of those differences, which are expected to be either deductible or taxable when the assets and liabilities are recovered or settled.

Investments

The Company’s securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the year included in earnings. Gains from the sales of such marketable securities are utilized to fund our ongoing business, and to also conduct strategic business development, marketing analysis, due diligence investigations into possible acquisitions, and research and development and implementation of our business plans generally.

Recent Accounting Pronouncements

See Note 2 of the consolidated financial statements for discussion of Recent Accounting Pronouncements.

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Off-Balance Sheet Arrangements

We are not currently a party to, or otherwise involved with, any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3. Properties.

Earth Science Tech, Inc. and its subsidiaries’ principal offices and warehouse Consisting of approximately 1,981 square feet of warehouse and office space which are located at: 8000 NW 31sth Street, Unit 19, Doral, FL 33122, USA. The Company and its subsidiaries began operations at this facility on September 1, 2017 at a rental rate of $1,863.50 per month.

The Company’s subsidiary Nutrition Empire, Inc. entered into a 5 year lease for retail space from LG Coral Gables, LLC in Coral Gables Florida for $3,442.17 per month and a security deposit of $17,210.83. The Coral Gables lease was terminated by mutual agreement when it became clear that there was no natural traffic at the location because there were no other retail operations open in the facility. The lease was terminated in 2016 and we received our deposit back.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Principal Stockholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 31, 2018 by (1) each stockholder who is known by us to beneficially own more than 5% of our common stock, (2) each of our directors, (3) each of our executive officers, and (4) all of our directors and executive officers as a group.

Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percent (3)
5% Stockholders:
Majorca Group, Ltd.(6)	25,000,000	54.171
Great Lakes Holdings Group, Inc.(7)	6,700,000	14.518
Named Executive Officers and Directors:
Michel Aube - Chief Executive Officer and Chief Science Officer(4)	318,500	0.690
Nickolas S. Tabraue – President, Secretary and Director (former Chief Operating Officer)(5)	700,000	1.517
Steven Warm, Chief Counsel and Director(6)	14,500	0.032
Gabriel Aviles, Chief Learning Officer and Director (former Chief Sales Officer)(7)	50,000	0.108
Wendell Hecker, Chief Financial Officer	10,000	0.022
Sergio Castillo, Chief Marketing Officer	0	0
Jill Buzan, Chief Sales Officer	2,500	0.005
Gagan Hunter, Chief Operating Officer	10,000	00.22
Matthew J. Cohen (former CEO, CFO and Director)	0	0
All executive officers and directors as a group (8 persons)	610,000	1.44

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(2)	Under SEC rules, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or the settlement of other equity awards.
(3)	Calculated on the basis of 46,150,207 shares of common stock outstanding as of March 31, 2018, plus any additional shares of common stock that a stockholder has the right to acquire within 60 days after March 31, 2018. Further the positions listed are as of the date of this Registration Statement and not as of March 31, 2018.
(4)	Under his agreement with the Company, Dr Michel Aube received additional shares as compensation for his services and in connection with the acquisition of his company, BOE Its, Inc. Nickolas S. Tabraue was Chief Operating Officer from October 2015-March 2018 in addition to the other positions he held the positions listed are current as of the date of this Registration Statement. Mr. Tabraue receives
(5)	50,000 shares per quarter as part of his compensation package and as such as of March 31, 2018 he held 700,000 or 1.517 of 46,150,207 shares outstanding after making a donation i.e. causing 50,000 shares he was entitled to receive to be issued to the 501(c)3 organization Earth Science Foundation, Inc.
(6)	Majorca is owned 100% by John Morgan who is also its director and CEO, In the initial registration statement filed of Form 10, the Company C. Curtis and A. Hadad were mistakenly listed as 50/50 owners however this statement was in error and is hereby corrected.
(7)	Great Lakes is owned and controlled by Dr. Issa El-Cheikh .

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The following table sets forth information known to us regarding the beneficial ownership of our Class A Preferred Stock as of March 31, 2018.

Title of Class	Name and address of beneficial owner(1)(2)	Amount and nature of beneficial ownership	Percent of Class
Class A Preferred Stock	Majorca Group, Ltd. 1621 Central Avenue Cheyenne, MY 82001	5,200,000	100%

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Class “A” preferred common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Majorca is owned 100% by John Morgan who also serves as that company’s CEO.

(2)	Under SEC rules, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or the settlement of other equity awards.

Item 5. Directors and Executive Officers.

Our Board of Directors

The following table sets forth information regarding our current directors and each director nominee, as of March 31, 2018.

Name	Principal Occupation	Age	Director Since
Nickolas S. Tabraue	Director, Chairman of the Board	30	2015
Steve Warm	Director	76	2017
Gabriel Aviles	Director	29	2017

Nickolas S. Tabraue, 30. Mr. Tabraue currently serves as the Company’s President, Secretary, Director and Chairman of the Board of Directors. He has served in these capacities since October 2016. Previously he also served as the Company’s Chief Operating Officer from October, 2015 until March, 2018. He is an industry veteran having 9 years of professional experience in the nutraceutical, dietary supplement field, as well as retail corporate management. Mr. Tabraue is well versed in his knowledge of supplements, retail management, and customer service. His experience began at The Vitamin Shoppe in 2006 where he started in sales, product placement and customer service leading to his position as a manager of four different locations in 2012. One of these stores was the Company’s highest volume and another included the restructuring of a non-performing high volume store, achieving high operating levels in operations, service, inventory compliance, and sales. In 2012 he left The Vitamin Shoppe to manage Nutrition Empire, Inc. and was brought on with Earth Science Tech, Inc. when it acquired Nutrition Empire in 2015

Steve Warm, Esq., 76. Mr. Warm has served as a Director and Chief Legal Counsel of the Company since February 2017. He was born in New York City and grew up in Northern New Jersey. He is a graduate of Dickinson University (Teaneck, N.J.) and Rutgers University Law School (Newark, N.J.). Mr. Warm finished law school at the age of 21 and sat for the New Jersey Bar only a few weeks after his 22nd birthday. (He is believed to be the youngest person to have been admitted to practice in New Jersey once a law school degree became a prerequisite). After practicing in Ramsey, New Jersey, Burlington, New Jersey., Willingboro, New Jersey and Medford, New Jersey, Mr. Warm became a member of the Florida Bar, practicing exclusively in Boca Raton for 25 years. In 1986, he joined his three sons in Gainesville, Florida, where he presently maintains his primary office, although he still has and uses facilities in Boca for specific clients. Mr. Warm has experience in diverse areas of the law over a lengthy span of years. He has done tax work, corporate representation, entrepreneurial support, litigation, and family law, contractual issues of all kinds, personal injury matters, estate planning/probate and many other things. Mr. Warm has successfully represented any number of companies, large and small, domestic and foreign, public and private. He was instrumental in obtaining the seminal Federal Court ruling which paved the way for the expansion of national banks.

Gabriel Aviles, 29. Mr. Aviles joined the Company as a Director and its Chief Marketing Officer in January 2017. He is currently President of Emerald Tablet Development Group as its Nutritional Educator, and has served in these capacities since 2015 and has and has extensive knowledge in the holistic health, herbal supplements and health food industry. Mr. Aviles is known as a supplement and health advisor to many clients whom he currently serves in the Southeast region of the United States. Prior to starting Emerald Tablets Development Group for several years, Mr. Aviles worked as a sales representative for Life Extension and represented other brands and products throughout the Southe ast United States.

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Our Executive Officers

We designate persons serving in the following positions as our named executive officers: our chief executive officer, chief financial officer. The following table sets forth information regarding our executive officers as of March 31, 2018.

Name	Principal Occupation	Age	Officer Since
Dr. Michel Aube	Chief Executive Officer	50	2016
Nickolas S. Tabraue	President and Secretary	30	2015
Gabriel Aviles	Chief Learning Officer	29	2017
Wendell Hecker	Chief Financial Officer	63	2018
Sergio Castillo	Chief Marketing Officer	35	2017
Jill Buzan	Chief Sales Officer	60	2018
Gagan Hunter	Chief Operating Officer	59	2018
Steve Warm	Chief Legal Counsel	76	2017

Each of Nickolas S. Tabraue, Gabriel Aviles and Steve Warm’s biographical summaries are included under “Our Board of Directors.”

Dr. Michel Aube. Dr. Aubé joined the Company when his company, BOE ITS, Inc. was acquired by the Company’s subsidiary, Earth Science Pharmaceuticals, Inc.. He joined the Company as its Chief Executive Officer and Chief Science Officer in August 2016 and is responsible for the Company’s research and development. He has wide-ranging expertise in the life sciences. As a microbiologist he furthered his graduate studies at Laval University, earning a Master’s degree in Cell Biology and Molecular Physiology as well as a PhD in Physiology-Endocrinology. Prior to joining Earth Science from 2008-2010 he served as a Post-doc Researcher in Immunology at the University of Montreal where he was responsible for the development of a therapeutic vaccine to treat AIDS based on ex-vivo maturation of dndritic cells from patients. Thereafter, in 2010, he was a post-doc researcher conducting fundamental research to understand the role of the genes implicated in the maturation of T cells, and in 2012 his research was focused on understanding the mechanism of action of a new drug that improves the graft versus host disease in patients that received hematopoietic stem cell transplants. Following his post-doc research at the University of Montreal in 2013 he founded BOE, ITS with the objective of developing the company’s MSN-2 medical device for the treatment of Sexually Transmitted Infections. In addition, he created and taught three postdoctoral courses in Immunology. His scientific research in Sexually Transmitted Infections (STIs), Cancer and Stem Cell biology has been published in several prestigious medical journals. Dr. Aubé has received a number of Awards for Excellence from the Network for environmental health research and childhood diseases.

Wendell Hecker. Mr. Hecker joined the Company as its Chief Financial Officer in February of 2018. He earned a Bachelor of Science in Accounting from New York University. Having spent more than 30 years at large corporations in New York and Florida, he brings to Earth Science Tech, extensive accounting experience. Prior to joining Earth Science Mr. Hecker was the Controller for Ampco Electric, Inc. where he was in charge of all accounting operations. Before joining Ampco in 2014 he was self employed as as an accountant serving a variety of clients and meeting their accounting needs and prior to starting his own accounting practice from 2007 through 2010 he served as the controller of Seaview Research Inc., Hecker will ensure that the Company’s accounting follows best practices, keeps up-to-date, and increases transparency with investors as sales continue to increase.

Sergio Castillo. Mr. Castillo joined the Company as its Chief Marketing Officer in January 2017. He moved to Miami when he was only 16, is a current marketing consultant for few firms including Cloud Accounting, La Familia Media, Fresh Press Miami, Goodlife Miami, as well as Abdon Entertainment. He started his first company in 2008 called “Goodlife Miami, LLC”. In 2010, his second company was started named Fresh Press, LLC. His third company, which he still owns and operates, was founded in 2012, called La Familia Media, LLC. As the time passed, he has learned what is necessary to run the marketing plans for many successful companies, and he is taking his expertise into the field of industrial based hemp and hemp products.. At each of his companies and currently with Earth Science, Mr. Castillo handles graphics, web design, and marketing. As the CMO of Earth Science Tech, Inc he is in a position to bring his experience to the new and fast moving industry that is developing around hemp and hemp products.

Jill Buzan. Ms. Buzan joined the Company as its Chief Sales Officer in January 2018. She is an established veteran of the natural product sales industry, began her successful career as a sales rep and broker in Florida in 1995. In 1995 she founded Optimum Energy Resources, a sales brokerage company that represents brands in the health field and continues to own and operate that company while serving the needs of Earth Science. She has pioneered many brands and helped them grow and become leaders in the industry including Gaia Herbs, Natural-Immunogenics and Sunwarrior. She loves taking outstanding products to market! Her passion since 1979 has been natural health and healing through food, supplements, exercise, lifestyle and helping others achieve their full potential on all levels, physically, emotionally, mentally and spiritually. Her sales strength and financial success comes from this passion and using an education based and consultative sales approach with her customers. Her intention with ETST is to create a dynamic group of sales individuals who, together, can make ETST the top-selling CDB company in the industry.

Gagan Hunter. Mr. Hunter joined the Company as its Chief Operating Officer in February of 2018. A graduate of Oaksterdam University, America’s first primer cannabis college, University of Pittsburgh, and post graduate studies at the Temple University, Gagan Hunter is a holistic health specialist, cannabis & cannabinoid (CBD) educator. Mr. Hunter has 20 years of natural products industry experience in sales, marketing, and management, and 20 years teaching nutrition. Prior to joining Earth Science Mr. Hunter worked for Mother Earth’s County, representing over 250 manufacturers of natural products and supplements to retailers such as Whole Foods, Earth Fare and Sprouts, throughout North and South Carolina Georgia and Tennessee. He was responsible for product placement, product training, consumer education, demonstrations and merchandising. He was also responsible for staff training, purchasing, customer service, budgets, sales reporting, conducting sales meetings, setting sales goals, tracking store inventories and financial management throughout his 16 years at Mother Earth’s Bounty. His skills obtained through his 20 years in the industry are staff training, purchasing, customer service, inventory control, and financial management.

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Former Officers and Directors.

Matthew Cohen. (Mr. Cohen served as the Company’s Chief Operations Officer and as a Director from May 2015 through November 2015 as its Interim CFO from November 2015 through January 2016 and as Interim CEO, CFO and as a Director from January 2016 through October 2016) Mr. Cohen was appointed as an officer March 24, 2009 of Latitude Solutions, Inc. and to the board on April 30, 2010. He resigned July 3, 2012 from Latitude Solutions, Inc. Mr. Cohen formerly served as Chief Financial Officer of Cavit Sciences from July 2008 to June 2009; a publicly traded company, and has also been the Chief Executive Officer and Chief Financial Officer of Genio Group, Inc., from July 2004 to June 2006, a public company, as well as a member of its board of directors. Prior to these engagements, Mr. Cohen served as the Chief Financial Officer for several companies across a variety of industries including Sea Aerosupport, Inc. from June 2004 to July 2006, and Life Imaging Corporation from September 2002 to December 2003 a provider of diagnostic services and Interactive Technologies.com, Ltd., a publicly traded benefit and services company, where he continues today as a member of its board of directors. Mr. Cohen has a B.B.A. degree in Accounting from New Paltz State University, New York earned in 1980. Mr. Cohen was CFO for Kerr Utility, Inc. from 2013 to early 2015.

Item 6. Executive Compensation.

Summary Compensation Table

Our primary objective for of our senior officer compensation is to attract, motivate and retain qualified officers to lead the Company in the pursuit of its business goals and combine strategic thinking, creative talent, and strict corporate governance in order to position the Company to capitalize on a wide variety of business opportunities without being limited by any single industry or platform.

Compensation for executive officers is based upon their individual employment contracts with such base salary and annual bonuses as may be determined by the Compensation Committee, from time to time, payable in accordance with the regular practices of the Company. We have not adopted an Option Plan as of the date of this Registration statement however we intend to adopt and equity based incentive plan in the future. Historically we have simply made grants of restricted common stock in lieu of qualified options.

The following table sets forth information concerning the compensation of our principal executive officer, our principal financial officer and each of our other executive officers during 2018 and 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Nickolas S. Tabraue,	2018	102,500.00	—	98,000.00	—	—	200,500.00
President, Secretary & Director	2017	81,500.00	—	154,500.00	—	—	236,000.00

Dr. Michel Aube,	2018	72,000.15	—	35,500.00	—	—	71,500.00
Chief Executive Officer	2017	37,318.00	—	18,500.00	—	—	55,818.00

Steve Warm, Esq.	2018	—	—	—	—	—
Director	2017	—	—	23,000.00	—	—	23,000.00

Gabriel Aviles	2018	69,993.53	—	21,300.00	—	—	91,293.53
Chief Learning Officer & Director	2017	8,084.27	—	17,000.00	—	—	25,084.27

Wendell Hecker	2018	4,615.40	—	7,100.00	—	—	11,715.40
Chief Financial Officer	2017	—	—	—	—	—	—

Sergio Castillo	2018	9,750.00	—	—	—	—	9,750.00
Chief Marketing Officer	2017	1,875.00	—	—	—	—	1,875.00

Jill Buzan	2018		—	1,775.00	—	—	1,775.00
Chief Sales Officer	2017	—	—	—	—	—	—

Gagan Hunter	2018	2,076.92	—	7,100.00	—	—	9,176.92
Chief Operating Officer	2017	—	—	—	—	—	—

Matthew Cohen	2018	—	—	—	—	—	—
(former COO, CEO and CFO)	2017	76,171.09	—	25,000.00	—	—	101,171.09

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Employment Agreements

Earth Science Tech, Inc. has or had employment agreements with the following persons with the following basic terms. Each employment agreement is for a term of one year (the the exception of Michel Aube’s agreement being for a term of five years) and is renewable year to year. All employees are eligible for bonuses that may be paid in stock or cash.

Nickolas S. Tabraue started in 2015 at a base salary of $5,000 per month and 50,000 shares granted per quarter. This was changed to $6,000 per month in the first quarter of 2016 and then to $7,000 in the fourth quarter of 2016 and finally to $4,000 every two weeks in the second quarter of 2017.

Gabriel Aviles started in January 2017 on a commission basis with a $1,200 monthly travel allowance and he became our Chief Operating Officer (“COO”) in March 2018 and as COO is paid $2,500 per month has a a grant of 10,000 shares of common stock per quarter..

Wendell Hecker started in February 2018 at $2,500 per month together with a grant of 10,000 shares of restricted common stock per quarter.

Sergio Castillo started in January 2017 at a base rate of $750 per month with no stock grants as part of the base compensation.

Jill Buzan started in February 2018 on a commission basis with a grant of 25,000 shares of restricted common stock per quarter.

Gagan Hunter started in March 2017 at a base rate of $4,500 per month which was raised to $6,000 per month in the second quarter of 2018 in addition he receives 10,000 shares of restricted common stock per quarter.

Dr. Michel Aube started in August 2016 at a base salary of $6,000 per month and 50,000 shares of restricted common stock granted per quarter.

The compensation that is listed in the table above does not necessarily correspond directly to the officers’ employment agreements for a number of reasons. For example, Dr. Aube’s compensation does not show a full $72,000 in 2017 because payment didn’t actually begin until part way through the year.. In other cases such as Gabriel Aviles, he was not an officer until later, after joining the Company so there may have been compensation re received in his position as a sales person that had been paid to him. In other cases there may be increases in salary that have not been formally reflected by amending employment agreements, rather the board of directors or the President, in the case of officers who report directly to the President, may have increased salaries during the year due to outstanding performance and increased work load. The table above reflects what these officers and directors have actually received for their service as officers and directors during the applicable time period and both the Company and the officers and directors have agreed to the amount of compensation paid.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Earth Science Tech, Inc. has had no disagreements with its accountants on accounting and financial disclosure.

CERTAIN TRANSACTIONS

Other than as described herein, none of our directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in- laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction over the last two years or in any presently proposed transaction which, in either case, has or will materially affect us.

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Item 7. Certain Relationships and Related Transactions.

For the year end, and for the last two completed fiscal years, the Company entered into one transaction with related persons in which the amount involved exceeded one percent of the average of the Company’s total assets.

During 2014, the beneficial owner, Dr. Issa El-Cheikh, of one of our shareholder Great Lakes Holdings, Inc. provided funds to the Company evidenced by 8% uncollateralized notes payable due September 30, 2014. As of March 31, 2018 and March 31, 2017, the Company had $59,558 and $59,558, respectively of these notes payable which are in default. The Company is in current negotiations to extend the maturity of these notes for an additional 2 years. Interest expense for the years ended March 31, 2017 and 2018, were $4,773 and $4,765, respectively.

During the year ended March 31, 2015, $7,072,000 of consulting fees was paid by the Company to its majority stockholder Majorca Group, Ltd., in connection with services provided pursuant to a founder’s agreement. These fees were paid through the issuance of the Company’s preferred stock in prior periods. In addition under the founders agreement, Majorca is entitled to receive Effective May 1, 2015, the Company entered into a Product Development and Marketing Agreement with Majorca Group, Inc. (“Developer”) a principal stockholder for cash compensation equal to 15% of certain net sales. Under the Agreement, the Company engaged Majorca to assist with the development and marketing of new product lines and to effect introductions of business prospects to the Company. This Agreement shall terminate on the 30th day of April, 2018 and is renewable for a second term of three years at the option of the Developer by 60-day notice to the Company prior to the expiration of the first term. There have been no commissions paid during the periods pursuant to this agreement.

During the years ended March 31, 2018 and 2017, the Company issued and common shares with a fair value of $ and $, respectively, to officers as compensation.

Item 8. Legal Proceedings.

Cromongen Biotechnology Corporation vs. Earth Science Tech, Inc.. Cromogen Biotechnology Corporation, an EI Salvadoran corporation (that had been administratively dissolved when we were last advised) (“Cromogen”) commenced the arbitration proceeding against the Company by serving a Notice of Arbitration on the Company on or about October 23, 2014. The Company served its Response and Demurrer on or about November 6, 2014. The Company then served an Amended Response, Demurrer, Affirmative Defenses and Counterclaims on January 9, 2015. Pursuant to UNCITRAL Rules and the direction of the arbitration Tribunal, Cromogen served its Statement of Claim on or about June 9, 2015 and the Company served its Statement of Defense and Counterclaim on or about July 9, 2015. The Company also filed a legal action in the courts of Florida against Cromogen, its principals and related companies, wherein fraud is alleged in connection with Cromogen’s representations regarding the formulation and quality of the hemp oil supplied. The legal action in the Florida courts has been stayed by court order pending the final outcome of the arbitration and as of the date of this filing it remains stayed.

Since then the Company has received a copy of the Final Award (the “Award”) from the Arbitration Panel that was rendered June 8, 2018. The Award was totaled at $3,994,522.55 that consisted of a sum for breach of contract against the Company in the amount of $120,265.00; a sum for costs and fees against the Company in the amount of $111,057.55 and a sum for the claim of tortuous interference and conversion against the Company in the amount of $3,763,200.00 based on alleged lost profits based on the claimed lost business of $48 million based upon a purchase agreement Cromogen claims to have had with CBD Oil Depot. The Award has not been confirmed; and in reviewing it, the Company’s counsel found that a computational error was made by the tribunal. The damage award was based upon Cromogen’s claim of lost profits and to calculate lost profits the tribunal extrapolated using the numbers that form the basis of Cromogen’s 2014 statement of Profit and Loss (“P&L”) from the report of their expert witness. The tribunal then added 50% of Cromogen’s marketing costs back to net income; used the percentage of the adjusted net income compared to the gross revenue as the multiplier; multiplied it by the $48 million and then divided in two to arrive at what they called “lost profit” or the damages. There are two issues with this calculation. First, the number used for the cost of goods sold was incorrect based on the numbers presented by Cromogen. Second, when the correct cost of goods sold number is used, Cromogen shows a loss not a profit. So we are not looking at a question of how much profit was there but whether there was a profit at all. Below is a chart depicting the results of a corrected P&L that continues to follow the tribunal’s approach of adding 50% of the marketing expense back to net income (loss) to arrive at the multiplier; multiplying by $48 million and then dividing in two, as the tribunal did. A comparison is as follows:

Summary of the Soudry Report		Corrected #1 Summary of the Soudry Report
Claimant P&L 2014		Claimant P&L 2014
Revenue	255,000	Revenue	255,000
Cost of Goods Sold	-75,672	Cost of Goods Sold	-109,833
Gross Profit	179,328	Gross Profit	145,167
TOTAL EXPENSES	-161,288	TOTAL EXPENSES	-161,289
Net Income	18,041	Net Income/loss	-16,122
50% of Marketing Expense	21,932.5	50% of Marketing Expense	21,932.5

Adjusted net income/loss 39,973.5	Adjusted net income/loss 5,810.5
39,973.5 = 15.68% of 255,000 Revenue	5,810.5 = 2.28% of 255,000 Revenue

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Using the incorrect COGS the award was arrived at:

$48,000,000 x 15.68% = $7,526,400 x 50% = $3,763,200.

Using the same model but with the correct COGS the award would be:

$48,000,000 x 2.28% = $1,094,400 x 50% = $547,200.

What we continue to have difficulty with, in reviewing this part of the Award, is that when the correct cost of goods sold is used, there is no profit, there is a loss, So this isn’t a matter of the tribunal limiting a recovery of lost profits, it’s a matter of the tribunal relying on an expert’s P&L that is wrong (based upon their own evidence), then continuing to rely on that incorrect report to arrive at a damagers number. Damages for this part of the Award are based on “lost profits” but once the computational error is corrected, based on the evidence it placed in the record, the company shows that is was losing money. Earth Science’s counsel is in the process of bringing a motion, for reconsideration and recalculation of the Award, before the tribunal pursuant to Rule 38 of the UNCITRAL Rules. The motion will be to recalculate the damages based on the presumably correct cost of goods sold number and reduce the portion of the Award that was based on lost profits to $547,200. Since this motion is limited to computational errors only, the impropriety of relying on a clearly erroneous expert report will not be addressed directly with the Arbitration Panel; but rather, will be brought before a federal judge if/when Cromogen seeks to have the (Corrected)Award confirmed.

The correction of the cost of goods sold number (a correction that comes from Cromogen provided numbers) results in a net loss rather than a net profit. Thus, we find it difficult to see how an award of lost profits can be granted to a company when the numbers that the company presented show clearly that it has never been profitable. The “add back” of a part of the marketing expenses artificially creates profit where none existed before. The “add back” creates adjusted net income instead of a loss and that income is what creates the multiple with which the Arbitration Panel then extrapolates. But since the very basis upon which the damages of this part of the Award are flawed, we have doubt as to whether a court would confirm the Award in whole including the $547,200. Because the amount being added back in, fifty percent of 2014 marketing costs, comes from that flawed report, is not otherwise supported and appears to be pulled out of nowhere, we believe there is a solid basis on which a court would deny confirmation of the $547,200. The fact is based on a flawed report this portion of the award takes a company that was not shown to be profitable and finds profitability based upon it but there is no logical reason a large contract wouldn’t just result in even larger losses. As such we think that there is substantial uncertainty as to the likelihood that that the amount of $3,763,200 would be confirmed. . Even if it were to be reaffirmed by the panel or the panel were to reduce the tor portion of the award to $547,200, the Company has a number of sound legal arguments that could form the basis of a successful appeal. Again however the outcome as to this portion of the Award is too uncertain at this time for us to estimate a value or a probability of an outcome.

Notwithstanding the forgoing, we to believe that the $111,057.55 for costs and fees as well as the $120,265.00 for breach of contract are more likely to be enforced (although if Earth Science is successful on appeal, part of the costs and fees may be reversed due to Arbitration Panel exceeding the scope of its authority in ruling on tort claims, (claims that do not appear to be covered by the arbitration clause in the parties contract.) As such the only $231,322.55 of the Final Award appears solid enough to conclude that it will ultimately be confirmed and enforceable following the various available motions and appeals. The remainder is just too speculative to determine, with any degree of certainty or even probability, as to what the outcome may be. As such $231,322 is accrued in the Company’s balance sheet under the account entitled Accrued Settlement..

In Re: Digital Exchange. In May of 2016, Earth Science Tech entered into a contract with Greenlink Software Services, LLC, aka Digital Exchange, as Earth Science Tech’s merchant service processor. In September of 2017, Digital Exchange closed their business and Earth Science moved to T1 Payments as their merchant processor. As of September 2017, Digital Exchange owes Earth Science Tech $84,342 in undisbursed bank holds and sales. Currently, Earth Science Tech is in negotiations with Digital Exchange, and both parties’ legal representatives in an attempt to resolve this matter. We are uncertain of the amount of monies that will be received and as of March 31, 2018 we wrote off the amount as a bad debt expense.

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Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

(a) Market Information

Our common stock trades on the OTC PINK Exchange under the ticker symbol “ETST.” The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock:

2018	High	Low
Quarter Ended March 31, 2018	$0.86	$0.60
Quarter Ended December 31, 2017	$1.50	$0.84
Quarter Ended September 30, 2017	$0.67	$0.32
Quarter Ended June 30, 2017	$1.18	$0.76

2017	High	Low
Quarter Ended March 31, 2017	$3.70	$0.351
Quarter Ended December 31, 2016	$0.805	$0.30
Quarter Ended September 30, 2016	$0.59	$0.35
Quarter Ended June 30, 2016	$0.90	$0.436

(b) Holders

There were 113 record shareholders of record of the Company’s Common Stock as of March 31, 2017 and 139 record shareholders as of March 31, 2018. Our transfer agent lists these shareholders as “qualified” or “active” meaning that they are able to contact them. As such there are approximately 65 additional shareholders listed as record holders who are not qualified or active and as such, at some point if the transfer agent continues to be unsuccessful in reaching them, their shares will escheat to their last known state of residence.

(c) Dividends

The Company has never declared or paid any cash dividends. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future.

(d) Equity Compensation Plan Information

The Company does not currently have an equity compensation plan but intends to adopt one in the future. In lieu of an equity compensation plan the Company has granted shares of restricted stock to its officers, directors and others for services periodically and as part of some of the officers’ employment agreements.

Item 10. Recent Sales of Unregistered Securities.

During the Company’s 2016, 2017 and 2018 fiscal years ending March 31st the Company received proceeds from the sale of shares of its Common Stock (hereinafter referred to as “shares”) of $355,374.25, $851,753 and $965,992, respectively. A total of 1,182,999, 2,297,802 and 3,096, shares were sold for cash consideration during 2016, 2017 and 2018 respectively. Shares were issued for cash in some instances and in others, for services and in each case, pursuant to exemptions from registration as described below:

The Company sold 500,000 shares to an existing investor in Bermuda for $$0.20 per share on December 22, 2015 for aggregate of proceeds of $100,000; 8,571 shares to an investor in Canada for $0.35 per share on August 2, 2016 for aggregate proceeds of $2,999.85; 8,665 shares to and investor in Canada for $0.35 per share on August 11, 2016 for aggregate proceeds of $3,032.75; 90,900 shares to an investor in Canada for $0.33 per share on January 26, 2017 for aggregate proceeds of $29,997.00; 12.815 shares each, to two investors in Canada for $0.60 per share on February 6, 2017 for aggregate proceeds of $15,387.00; 12,815 shares to an investor in Canada for $0.60 per share on February 7, 2017 for aggregate proceeds of $7,689.00; 12,815 shares to an investor in Canada for $0.60 per share on February 18, 2017 for aggregate proceeds of $7,689.00; 6,000 shares to an investor in Canada for $0.62 per share on May 4, 2017 for aggregate proceeds of $3,720.00; 11,500 shares to an existing investor in Canada for $0.45 per share on July 7, 2017 for aggregate proceeds of $5,175.00; 33,000 shares to an investor in Canada for $0.41 per share on July 28, 2017 for aggregate proceeds of $13,500.00; 16,500 shares to an investor in Canada for $0.41 per share on July 28, 2017 for aggregate proceeds of $6,765.00; 20,000 shares to an investor in Canada for $0.45 per share on December 27, 2017 for aggregate proceeds of $9,000.00; 10,000 shares to an investor in Canada for $0.50 per share on December 27, 2017 for aggregate proceeds of $5,000.00; 36,000 shares to an investor in Canada for $0.50 per share on February 15, 2018 for aggregate proceeds of $18,000.00 and 8,000 shares to an existing investor in Canada for $0.50 per share on March 1, 2018 for aggregate proceeds of $4,000. For the fiscal years ended March 31,2016, March 31, 2017 and March 31, 2018 we sold 500,000 shares for aggregate proceeds of $100,000; 156,396 shares for aggregate proceeds of $66,785.60 and 141,000 share for aggregate proceeds of $65,190, respectively under Regulation S (these totals are included in the totals above for each of the fiscal years listed). Each of the forgoing sales was made in reliance on the exemptions from registration under the Securities Act provided by Regulation S promulgated thereunder as well as Section 4(a)2. Each investor is a non-U.S. Person, the sales were made in off-shore transactions, there were offering restrictions implemented and the investors stated that they were resident outside of the U.S and were not purchasing with a view to distribution or for the account of another person (including a U.S. person.) They also agreed not to sell unless in compliance with U.S. securities laws and the securities contain a restrictive legend preventing their resale without registration or an available exemption from registration under the Securities Act. In addition all of the forgoing investors were “accredited investors” and/or “sophisticated investors” as defined under Section 501(a) of the Securities Act, who provided the Company with representations, warranties and information concerning their qualifications as a “sophisticated investors” and/or “accredited investors.” The Company provided and made available, to the investors, full information regarding its business and operations. There was no general solicitation in connection with the offers or sales of the restricted securities. The investors acquired the restricted common stock for their own accounts, for investment purposes and not with a view to public resale or distribution thereof within the meaning of the Securities Act. The restricted shares so purchased cannot be sold unless pursuant to an effective registration statement by the Company, or by exemptions from registration requirements of Section 5 of the Securities Act—the existence of any such exemptions are subject to legal review and approval by the Company.

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The Company sold shares to an existing investor in four transactions, on May 13, 2015 for 26,666 shares at $0.75 per share, November 15, 2015 for 100,000 shares at $0.25 per share, April 25, 2016 for 28,580 shares at $0.35 per share, and June 23, 2016 for 28,571 shares at $0.35 per share for an aggregate investment of $64,999.35, The Company sold shares to an investor in three transactions on May 22, 2015 for 4,875 shares at $0.75 per share, July 14, 2015 for 1,125 shares at $0.75 per share and July 19, 2015 for 500 shares at $0.75 per share, for an aggregate investment of $4,875. The Company sold shares to two investors on May 22, 2015 at $0.75 per share one for 10,667 shares and the other for 6,667 shares for an aggregate of 13,000.50. The Company sold 6,666 shares to an investor on June 19, 2015 at $0.75 per share or an aggregate of $4,999.50. The Company sold 10,000 shares to an investor on July 21, 2015 at $0.75 per share or an aggregate of $7,500. The Company sold 100,000 shares to an investor on September 30, 2015 at $0.75 per share or an aggregate of $99,999.75. The Company sold share to an investor in six transactions, on November 15, 2015 for 50,000 shares at $0.25 per share, January 6, 2016 for 25,000 shares at $0.20 per share, January 27, 2016 for 25,000 shares at $0.20 per share, February 22, 2016 for 50,000 shares at $0.20 per share, March 29, 2016 for 50,000 shares at $0.20 per share and May 13, 2016 for 50,000 shares at $$0.35 per share for an aggregate investment of $60,000, The Company sold shares to an investor in seven transactions, on December 21, 2015 for 12,500 shares at $$0.20 per share, January 13, 2016 for 25,000 shares at $0.20 per share, February 22 for 25,000 shares at $0.20 per share, June 17, 2016 for 15,000 shares at $0.35 per share, August5, 2016 for 16,000 shares at $0.25 per share, September 22, 2016 for 25,000 shares at $0.20 per share, and October 4, 2016 for 25,000 shares at $0.25 per share, for an aggregate investment of $33,000, The Company sold 20,000 shares to an investor on December 31, 2015 at $0.25 per share for an aggregate investment of $5,000. The Company sold shares to an investor in two transactions, on January 27, 2016 for 7,500 shares at $0.20 per share and October 27, 2016 for 9,000 shares at $0.20 per share, for an aggregate investment of $3,300. The Company sold shares to an investor in seven transactions, on February 9, 2016 for 50,000 shares at $0.20 per share, March 30, 2016 for 50,000 shares at $0.20 per share, June 9, 2016 for 30,000 shares at $0.35 per share, July 25, 2016 for 50,000 shares at $0.20 per share, August 24, 2016 for 50,000 shares at $0.20 per share, September 8, 2016 for 50,000 shares at $0.20 per share, and September 26, 2016 for 50,000 shares at $0.20 per share for an aggregate investment of $65,500, The Company sold shares to an investor in two transactions, on February 22, 2016 for 12,500 shares to at $0.20 per share and on July 26, 2016 for 8,750 shares at $0.20 per share for an aggregate investment of $4,250. The Company sold 5,000 shares to an investor at $0.20 per share on March 14, 2016 for an aggregate investment of $1,000. The Company sold shares to an investor in two transactions, on May 20, 2016 for 30,000 at $0.35 per share and on September 12, 2016 for 65,000 shares at $0.20 per share, for an aggregate investment of $23,500. The Company sold 5,987 shares to an investor on June 15, 2016 at $0.35 per share for an aggregate investment of $2,095.45. The Company sold 12,500 shares to an investor on August 17, 2016 at a price of $0.20 per share for an aggregate investment of $2,500. The Company sold 12,000 shares to an investor on September 22, 2016 at $0.25 per share for an aggregate investment of $3,000. The Company sold shares to an investor in four transactions, on September 28, 2016 for 50,000 shares at $0.25 per share, November 12, 2016 for 20,000 shares at $0.25 per share, January 27, 2017 for 30,000 shares at $0.25 per share and January 26, 2018 for 31,250 shares at $0.40 per share for an aggregate investment of $37,500. The Company sold shares to an investor in two transactions, on September 28, 2016 for 40,000 shares at $0.25 per share and October 7, 2016 for 50,000 shares at $0.30 per share for an aggregate investment of $25,000. The Company sold shares to an investor in three transactions, on September 30, 2016 for 25,000 shares at $0.20 per share, November 9, 2016 for 20,000 shares at $0.25 per share and June 1, 2017 for 5,000 shares at $0.50 per share for an aggregate investment of $12,500. The Company sold shares to an investor in four transactions, on October 4, 2016 for 40,000 shares at $0.25 per share, January 18, 2017 for 60,000 shares at $0.25 per share, February 6, 2017 for 50,000 shares at $0.30 per share and October 27, 2017 for 100,000 shares at $0.20 per share, for an aggregate investment of $60,000. The Company sold shares to an investor in five transactions, on October 4, 2016 for 40,000 shares at $0.25, February 9, 2017 for 30,000 shares at $0.50 per share, June26, 2017 for 35,000 shares at $$0.50 per share, November 22, 2017 for 100,000 shares at $0.20 per share and January 26, 2018 for 50,000 shares at $0.50 per share for an aggregate investment of $82,500, The Company sold 10,000 shares to an investor on October 7, 2016 at $0.25 per share for an aggregate investment of $2,500. The Company sold shares to an investor in six transactions on October 11, 2017 for 20,000 shares at $0.25 per share, January 25, 2017 for 80,000 shares at $0.25 per share, February 14, 2017 for 5,000 shares at $1.50 per share, July 5, 2017 for 50,000 shares at $45 per share, October 16, 2017 for 50,000 shares at $0.25 per share and January 19, 2018 for 30,000 shares at $0.40 per share for an aggregate investment of $79,500. The Company sold shares to an investor in six transactions, on October 11, 2016 for 50,000 shares at $0.25 per share, January 18, 2017 for 50,000 shares at $0.25 per share, February 7, 2017 for 100,000 shares at $0.30 per share, February 9, 2017 for 26,086 at $1.15 per share, September 25, 2017 for 200,000 shares at $0.13 per share and January 23, 2018 for 100,000 shares at $0.40 per share for an aggregate investment of $150,998.90. The Company sold an investor 20,000 shares on November 14, 2016 at $0.25 per share for an aggregate investment of $5,000. The Company sold shares to an investor in six transactions, on January, 11, 2017 for50,000 shares at $0.30 per share, February10, 2017 for 20,000 shares at$1.15 per share, May 4, 2017 for 30,000 shares at $0.50 per share, July 21, 2017 for 40,000 shares at $0.25 per share, October 3, 2017 for 200,000 at $0.15 per share and January 22, 2018 for 125,000 shares at $0.29 per share for an aggregate investment of $129,250, The Company sold shares twice to an investor, 33,333 shares were sold on January 13, 2017 at a price of $0.30 per shares and then again on February 3, 2017 for 10,000 shares at $0.50 per share for an aggregate investment of $14,999.90. The Company sold an investor shares in four transactions: on February 7, 2017 for 50,000 shares at $0.50 per share ; on February 20, 2017 for 50,000 shares at $0.25 per share, March 6, 2017 for 53,192 shares at $0.94 per share and January 22, 2018 for 103,448 shares at $0.29 per share, for an aggregate investment of $117,500.40. The Company sold an investor shares in two transactions, on February 7, 2017 for20,000 shares at $0.54 per share and on November 22, 2017 for 50,000 shares at $0.25 per share or an aggregate investment of $23,300. The Company sold shares to an investor in four transactions, on February 9, 2017for 30,000 shares at $0.50 per share, on June 26, 2017 for 35,000 shares at $0.50 per share, November 22, 2017 100,000 shares at $0.20 per share, and January 26, 2018 for 50,000 shares at $0.40 per share, for an aggregate investment of $72,500. The Company sold 32,258 shares to an investor on February 17, 2017 at $1.24 per share or an aggregate investment of $39,999.92.. The. Company sold 2,500 shares to an investor on March 20, 2017 at a purchase price of $1.25 per share. The Company sold an investor shares in four transactions: on May 5, 2017 for 10,000 shares at $0.50 per share, on June 26, 2017 for 10,000 shares at $0.50 per share, on August 21, 2017 for 10,000 shares and $0.30 per share and on January 8, 2018 for 12,500 shares at $0.40 per share for an aggregate investment of $18,000. The Company sold shares to an investor in five transactions: on May 4, 2017 for 12,000 shares at $0.50 per share, on May 17, 2017 for 13,000 shares at $0.50 per share, June 1, 2017 for 20,000 shares at $0.50 per share, on June 23, 2017 for 55,000 shares at $0.50 per share, and on September 22, 2017 for 100,000 shares at $0.15 per share, for an aggregate investment of $65,000.The Company sold 10,000 shares to an investor on May 30, 2017 at $0.50 per share for an investment of $5,000. The Company sold 20,000 shares to an investor on June 15, 2017 at $0.50 per share for an investment of $10,000. The Company sold shares to an investor in two transactions, on June 21, 2017 for 20,000 shares at $0.50 per share and on December 5, 2017 for 28,571 shares at $0.35 per share for an aggregate investment of $19,999.85. The Company sold 20,000 shares to an investor on each, June 27, 2017 and June 28, 2017 and in both cases at $0.50 per share for an aggregate investment of $20,000 shares. The Company sold shares to an investor in three transactions: on July 14, 2017 for 55,555 shares at $0.45 per share, on August 9, 2017 for 83,333 shares at $0.30 per share and on January 10, 2018 for 20,000 shares at $0.50 per share for an aggregate investment of $59,999.65. The Company sold 16,666 shares to an investor at $0.30 per share on August 9, 2017 for an aggregate investment of $4,999.80. The Company sold shares to an investor in four transactions: on September 27, 2017 for 50,000 shares at $0.20 per share, on November 1, 2017 for 150,000 shares at $0.20 per share, on November 1, 2017 for 50,000 shares at $0.50 per share, on December 13, 2017 for 200,000 shares for an aggregate investment of $100,000. The Company sold 80,000 shares to an investor on September 27, 2017 at $0.18 per share for an investment of $14,400. The Company sold shares to an investor in two transactions, on September 29, 2017 for 75,000 shares at $0.20 per share and on January 23, 2018 for 25,000 shares at $0.40, for an aggregate investment of $25,000. The Company sold 50,000 shares to an investor on November 22, 2017 at $0.25 per sharefor an investment of $12,500. The Company sold 100,000 shares to an investor on December 20, 2017 at $0.45 per share or an investment of $45,000. The Company sold 100,000 shares to an investor on December 21, 2017 at a price of $0.45 per share on an investment of $45,000. The Company sold 50,000 shares to an investor on December 27, 2017 at $0.45 per share for an investment of $22,500. The Company sold shares to an investor in two transactions: on January 16, 2017 for 62,500 shares at $0.40 per share and on February 14, 2018 for 20,000 shares at $0.50 per share for an aggregate investment of $35,000. The Company sold 55,000 shares to an investor on February 13, 2018 at $0.55 per share for an investment of $27,500. The Company sold an investor 30,000 shares on February 14, 2018 at $0.50 per share for an investment of $15,000. The Company sold shares to two investors on February 16, 2018, one 10,000 shares and the other 20,000 shares, each at $0.50 per share for an aggregate investment of $15,000. The Company sold 10,000 shares on March 12, 2018 to an investor at $0.50 per share for an investment of $5,000. The Company sold 20,000 shares on March 21, 2018 to an investor at $0.50 per share for an investment of $10,000. The Company sold 10,000 shares to an investor on March 23, 2018 at $0.50 per share for an investment of $5,000. . For the fiscal years ended March 31,2016, March 31, 2017 and March 31, 2018 we sold 682,999 shares for aggregate proceeds of $255,374.25; 1,789,657 shares for aggregate proceeds of $617,569.50 and 2,953,853 shares for aggregate proceeds of $906,649.22, respectively under Section 4(a)2 of the Securities Act. Each of the forgoing sales were made in reliance on the exemption from registration under the Securities Act provided by Section 4(a)2. They also agreed not to sell unless in compliance with state and federal securities laws and the securities contain a restrictive legend preventing their resale without registration or an available exemption from registration under the Securities Act. In addition each of the forgoing investors were “accredited investors” as defined under Section 501(a) of the Securities Act and/or were “sophisticated investors”, and they had enough knowledge and experience in finance and business matters to evaluate the risks and merits of an investment in the Company’s shares and are able to bear the investment’s economic risks. Further they each provided the Company with representations, warranties and information concerning their qualifications as a “sophisticated investors” and/or “accredited investors.” The Company provided and made available, to the investors, full information regarding its business and operations and they either reviewed it or declined to review it. They had an opportunity to ask questions of management and receive answers. There was no general solicitation in connection with the offers or sales of the restricted securities. The investors acquired the restricted common stock for their own accounts, for investment purposes and not with a view to public resale or distribution thereof within the meaning of the Securities Act. The restricted shares so purchased cannot be sold unless pursuant to an effective registration statement by the Company, or by exemptions from registration requirements of Section 5 of the Securities Act—the existence of any such exemptions are subject to legal review and approval by the Company.

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In addition to the forgoing sales of the ’s common stock that were made for cash consideration, the Company also issued shares of its common stock for services rendered and received, pursuant to the exemption from registration under the Securities Act by Rule 701 pursuant to the Company’s 2015 restricted stock plan. During the fiscal year ending March 31, 2016 the Company issued a total of 534,500 for bona fide services valued at $401,000. On June 5, 2015, the Company issued 4,500 shares to an individual for social media work valued at $4,500 or $1.00 per share. On June 5, 2015 the Company issued 275,000 shares to a consultant for services rendered assisting the Company with structuring its operations, the shares were valued at $1.00 per share or $275,000. The Company also issued shares to two employees for administrative services, One employee was issued 5,000 shares valued at $5,000 or $1.00 per share on June 5, 2015 for operations services he provided; and on November 17, 2015 and March 31, 2016, another employee was granted 200,000 valued at $0.50 per share and 50,000 shares valued at $0.33 per share, respectively, for services rendered in connection with the Company’s sales operations.

For the fiscal year ended March 31, 2017 the Company issued 569,035 shares for bona fide services (including officer compensation) valued at $432,620 and the shares were issued pursuant to the exemption from registration under the Securities Act by Rule 701 pursuant to the Company’s 2015 restricted stock plan. The Company granted 25,000 shares to an employee for management services rendered on July 27, 2016 and September 30, 2016 valued at $12,500 and $12,500 respectively. It also granted 50,000 shares to an employee for managerial services rendered on August 4, 2016, September 30, 2016, December 31, 2016 and March 31, 2017 valued at $25,000, $25,000, $19,500 and $85,000, respectively, On December 12, 2016 the Company granted an independent contractor 250,000 shares in exchange for management and product development services valued at $97,500. On December 15, 2016 the Company issued 115,385 shares valued at $45,000.15 for marketing services valued at that amount. On December 25, 2016 the Company compensated two parties for research and development services rendered; one for 50,000 shares valued at $20,000 and the other vor 22,500 shares valued at $9,000. On December 31, 2016 the Company issued shares of stock to four social media and online marketing professionals to build consumer loyalty; each was granted 5,000 shares valued at $0.39 per share or $1,950.00. As part of its agreement for online marketing services, the Company issued shares on a monthly basis to the consultant as follows; on December 31, 2016 the Company issued 5,000 shares valued at $1,950 or $0.39 per share, January 31, 2017 the Company issued 5,000 shares valued at $2,200 or $0.44 per share, on February 28, 2017 the Company issued 5,000 shares valued at $11,250 or $2.25 per share and on March 31, 2017 the Company issued 2,951 shares valued at $5,016.70, or $1.70 per share, in each case for online marketing services rendered and so valued. On January 30, 2017 the Company issued 15,000 shares valued at $6,000, or $0.40 per share, for a spot on a radio show featuring its products. On January 11, 2017 the Company issued 35,000 shares to a party for professional press release assistance valued at $10,500 or $0.30 per share. On February 3, 2017, February 14, 2017, February 16, 2017 and February 27, 2017 the Company issued 10,000 shares valued at $10,800, 10,000 shares valued at $25,000, 5,000 shares valued at $15,000 and 10,000 shares valued at $23,000, respectively; the first three of which were granted to advisers to the Company and the last one, to one of the directors of the Company. On February 28, 2017 the Company issued 666 shares valued at $1,498.50 or $2.25 per share to three professionals and 888 shares valued at $1,998 or $2.25 per share to a fourth for social media marketing with key influencers, On March 3, 2017 the Company issued 15,000 shares valued at $25,050 or $1.67 per share for the radio show exposure referenced above. On March 31, 2017 the Company issued 10,000 shares to an employee for work done in connection with research and development valued at $17,000 or $1.70 per share. On March 31, 2017 the Company issued 882 shares, 50,000 shares, 882 shares, 1,176 shares and 882 shares to four parties who provide social media marketing services to the Company, the shares were valued at $1.70 per share or $1,499.40, $85,000, $1,499.40, $1,999.20 and $1,499.40, respectively.

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For the year ended March 31, 2018 the Company issued 766,010 shares for an aggregate value in services (including officer compensation) of $618,317 and the shares were issued pursuant to the exemption from registration under the Securities Act by Rule 701 pursuant to the Company’s 2015 restricted stock plan. On April 8, 2017 the Company issued 5,850 shares for social media marketing valued at $5,265 or $0.90 per share. On April 8, 2017, June 30, 2017, and December 31, 2017 the Company issued 100,000 shares, 50,000 shares, and 50,000 shares, respectively, valued at $90,000, $40,000, and $71,000, respectively, to an individual for management services provided as an independent contractor. As part of its agreement for online marketing services, the Company issued shares on a monthly basis to an individual as follows; April 30, 2017 5,263 shares valued at $4,999.85 or $0.95 per share, on May 31, 2017 ,5,555 shares valued at $4,999.50 or $0.90 per share, on June 30, 2017, 6,250 shares valued at $5,000 or $0.80 per share, on July 31, 2017, 9259 shares valued at $4,999.86 or $0.54 per share, on August 31, 2017, 8,772 shares valued at $5,000.04 or $0.54 per share, on September 30, 2017, 9345 shares valued at $5,046.30 or $0.54 per share, October 31, 2017, 9,803 shares valued at $4,999.53 or $0.51 per share, on November 30, 2017, 6,172 shares valued at $4,999.32 or $0.81 per share, and on December 31, 2017, 3,521 shares valued at $4,999.82 or $1.42 per share, On April 30, 2017 the Company granted 1,578 shares to three parties and 2,105 to another valued at $1,499.10 for each of the first three and $1,999.75 for the fourth, all at $0.95 per share for social media marketing services provided by the four. On April 30, 2017 the Company granted 1,578 shares to three parties and 2,105 to another valued at $1,499.10 for each of the first three and $1,999.75 for the fourth, all at $0.95 per share for social media marketing services provided by the four. , On April 30, 2017 the Company granted 1,578 shares to three parties and 2,105 to another valued at $1,499.10 for each of the first three and $1,999.75 for the fourth, all at $0.95 per share for social media marketing services provided by the four. On May 30, 2017 the Company granted 1,666 shares to three parties and 2,222 to another valued at $1,499.40 for each of the first three and $1,999.80 for the fourth, all at $0.90 per share for social media marketing services provided by the four. , On April 30, 2017 the Company granted 1,578 shares to three parties and 2,105 to another valued at $1,499.10 for each of the first three and $1,999.75 for the fourth, all at $0.95 per share for social media marketing services provided by the four. On April 30, 2017 the Company granted 1,578 shares to three parties and 2,105 to another valued at $1,499.10 for each of the first three and $1,999.75 for the fourth, all at $0.95 per share for social media marketing services provided by the four. , On June 30, 2017 the Company granted 1,875 shares to three parties and 2,500 to another valued at $1,500.00 for each of the first three and $2,000.00 for the fourth, all at $0.80 per share for social media marketing services provided by the four. On July 31, 2017 the Company granted 2,777 shares to three parties and 3,703 to another valued at $1,499.58 for each of the first three and $1,999.62 for the fourth, all at $0.57 per share for social media marketing services provided by the four. , On August 31, 2017 the Company granted 2,632 shares to three parties and 3,509 to another valued at $1,500.24 for each of the first three and $2,000.13 for the fourth, all at $0.57 per share for social media marketing services provided by the four. On September 30, 2017 the Company granted 2,803 shares to three parties and 3,738 to another valued at $1,513.62 for each of the first three and $2,018.52 for the fourth, all at $0.54 per share for social media marketing services provided by the four. , On October 31, 2017 the Company granted 2,941 shares to two parties, 2,469 to one and 3,921 to another valued at $1,499.91 for each of the first two and $1,999.89 for the third and $1,999.89 for the fourth at $0.51 per share for the first second and fourth and $0.81 for the third, all for social media marketing services provided by the four. On November 30, 2017 the Company granted 1,851 shares to three parties and 2,469 to another valued at $1,499.31 for each of the first three and $1,999.89 for the fourth, all at $0.81 per share for social media marketing services provided by the four. On June 30, 2017 the Company granted an independent contractor 5,000 shares valued at $4,000 or $0.80 per share for social media marketing services rendered. On June 30, 2017 the Company issued two employees 10,000 shares valued at $8,000 or $0.80 per share and 50,000 shares valued at $40,000 or $0.80 per share, respectively, for services rendered in connection with their duties in product development and management services. On September 30, 2017 the Company granted a independent contractor 10,000 shares valued at $5,400 or $0.54 per share for product distribution and sales services rendered. On September 30, 2017 the Company issued an employee 50,000 shares valued at $27,000 or $0.54 per share for managerial services rendered. On November 17, 2017 the Company issued three parties 5,000 shares each, valued at $2,550 or $0.51 per share each, for advisory services rendered in connection with product distribution and sales. On December 2, 2017, the Company issued 15,000 shares valued at $7,050 or $0.47 per share for press release related services. On December 7, 2017 the Company issued 25,000 shares valued at $12,500 or $1.42 per share for legal services rendered. The Company issued 10,000 shares to an employee valued at $14,200 or $1.42 per share for services related to sales management. On December 31 the Company issued 50,000 shares valued at $71,000 for managerial services rendered by an employee. On March 30, 2018 the company issued shares to six employees for services rendered in connection with their bona fide services rendered at $0.71 per share and 50,000 shares valued at $35,500 that were donated to our foundation (had been due to our President), 10,000 valued at $7,100, 2,500 shares valued at $1,775, 50,000 shares valued at 35,500, 10,000 shares valued at 7,100 and 10,000 shares valued at $7,100. In each case, all of the issuances made for services, were made in reliance on the exemption from registration under the Securities Act by Rule 701 pursuant to the Company’s 2015 restricted stock plan. There were not more than $1,000,000 in awards made in a 12 month period, shares granted under the Plan were only to natural persons who were either employees, advisors, consultants or independent contractors and who provided bona fide services to the Company that did not consist of capital raising or offers or sales of securities. The shares are subject to the Earth Science Tech, Inc. 2015 Equity Incentive Plan (the “Plan”). None of the Shares were subject to vesting and all were granted to the Awardees under the Plan as restricted stock. In addition each of the forgoing recipients were either “accredited investors” as defined under Section 501(a) of the Securities Act and/or were “sophisticated investors,” and they had enough knowledge and experience in finance and business matters to evaluate the risks and merits of an investment in the Company’s shares and are able to bear the investment’s economic risks. The Company provided and made available, to the recipients, full information regarding its business and operations and they either reviewed it or declined to review it. They had an opportunity to ask questions of management and receive answers. .. There was no general solicitation in connection with the grants of restricted securities. The recipients acquired the restricted common stock for their own accounts, for investment purposes and not with a view to public resale or distribution thereof within the meaning of the Securities Act. The restricted shares so earned cannot be sold unless pursuant to an effective registration statement by the Company, or by exemptions from registration requirements of Section 5 of the Securities Act—the existence of any such exemptions are subject to legal review and approval by the Company.

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Item 11. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF SECURITIES

The authorized capital stock of Earth Science Tech, Inc. consists of 75,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”), 5,200,000 shares of Class A Preferred stock (“Preferred A Stock”). As of March 31, 2017 there were 42,339,009 shares of Common Stock issued and outstanding. And 5,200,000 shares of Earth Science Tech, Inc. Class A Preferred Stock issued and outstanding. .

The following description of certain matters relating to Earth Science Tech securities is a summary and is qualified in its entirety by the provisions of Earth Science Tech, Inc. Articles of Incorporation, the Amendments to the Articles of Incorporation and Bylaws.

Preferred Stock

The Company initially Designated Ten Million (10,000,000) shares of Class A Preferred Stock, $0.001 par value, on June 6, 2014 by filing said designation with the Nevada Secretary of State (the “Preferred Stock”). The holders of shares of Preferred Stock are entitled to vote on all matters coming to a vote of the shareholders of the Company as a class. The Preferred Stock has the following rights and preferences (1) it ranks senior to all other classes of stock that may be designated after it; (2) a vote of the preferred shareholders is required prior to the increase of authorized stock or the designation of a class or series of preferred stock that would be senior to the Preferred Stock; (3) holders are not entitled to dividends; (4) the holders are entitled to anti-dilution rights such that additional shares shall be granted to the extent necessary to allow the holders of the Preferred stock to maintain their voting control; (5) the shares of Preferred Stock are convertible into shares of the Company’s Common Stock on a one for one basis; (6) the holders of the Preferred Stock were entitled to ten (10) votes of common stock for each share held. On July 3, 2017 the voting preferences were changed by filing of an amendment to the Certificate of Designation with the Nevada Secretary of State such that as a class, the holders of the issued and outstanding shares of Preferred Stock are entitled to vote have the number of votes equal to 52% of the total number of common stock votes (including the common votes of the Class A Preferred stock (which equals 7,904 (common shares outstanding). In addition the authorized Class A Preferred Shares were decreased to Five Million Two Hundred Thousand (5,200,000) (the number issued and outstanding.) There are no shares of authorized undesignated preferred stock available for issuance. .

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. The holders of the common stock have the sole right to vote, except as otherwise provided by law, by our articles of incorporation, or in a statement by our board of directors in a Preferred Stock Designation.

In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds, subject to the payment of preferential dividends or other restrictions on dividends contained in any Preferred Stock Designation, including, without limitation, the Preferred Stock Designation establishing a series of preferred stock described above. In the event of the dissolution, liquidation or winding up of Earth Science Tech, Inc., the holders of our common stock are entitled to share ratably in all assets remaining after payment of all our liabilities, subject to the preferential distribution rights granted to the holders of any series of our preferred stock in any Preferred Stock Designation, including, without limitation, the Preferred Stock Designation establishing a series of our preferred stock described above.

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The holders of the common stock do not have cumulative voting rights or preemptive rights to acquire or subscribe for additional, unissued or treasury shares in accordance with the laws of the State of Nevada. Accordingly, excluding any voting rights granted to any series of our preferred stock, the holders of more than 50 percent of the issued and outstanding shares of the common stock voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares of the common stock voting for the election of the directors will be unable to elect any person or persons to the board of directors. All outstanding shares of the common stock are fully paid and nonassessable.

The laws of the State of Nevada provide that the affirmative vote of a majority of the holders of the outstanding shares of our common stock and any series of our preferred stock entitled to vote thereon is required to authorize any amendment to our articles of incorporation, any merger or consolidation of Earth Science Tech, Inc. with any corporation, or any liquidation or disposition of any substantial assets of Earth Science Tech, Inc..

Options

Earth Science Tech, Inc. has not issued any options or warrants to purchase shares of its common stock, although it plans to establish a qualified option plan at some point in the future.

2015 Equity Incentive Plan for Restricted Stock Awards

The Company issued restricted shares of its common stock to individuals under the Earth Science Tech 2015 Equity Incentive Plan (the “Plan”) (See Item 10 above). The plan is intended to comply with the requirements of Rule 701 promulgated under the Securities Act of 1933, as amended. Only available to private and non-Exchange Act reporting companies, total grants may not exceed the greater of: a) $1,000,000 in a 12 month period, b) 15% of the total assets of the company (measured by the most recent annual balance sheet date) or c) 15% of the outstanding amount of the class of securities offered and sold (measured by the most recent annual balance shreet date. Grants must be for bona fide services rendered and can be made to natural persons who are, employees, advisors, consultants, independent contractors, professionals etc. except that grants to consultants and advisors must be for bona fide services and not in connection with any offer or sale of securities or in capital raising activities.,For a complete description of the terms and conditions of the restricted stock plan See Exhibit 4.1 Earth Science Tech, Inc. 2015 Incentive Equity Plan and Agreement*

Item 12. Indemnification of Directors and Officers.

Our articles provide to the fullest extent permitted by Nevada law, that our directors or officers shall not be personally liable to the Company or our stockholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our articles is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our articles are necessary to attract and retain qualified persons as directors and officers.

Nevada corporate law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Item 13. Financial Statements and Supplementary Data.

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1. (see Item 15).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

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Item 15. Financial Statements and Exhibits.

(a)	Financial Statements

See the financial statements annexed to this Registration Statement which financial statements are incorporated herein by reference.

(b)	Exhibits

See below.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

1.1	Articles of Incorporation*

1.2	Amendment of Articles*

1.3	Bylaws of Earth Science Tech, Inc.*

4.1	Earth Science Tech, Inc. 2015 Equity Incentive Plan and Agreement*

10.1	Lease Agreement*

10.2	CBDO Agreement 1*

10.3	CBDO Agreement 2*

10.4	TransBioTech Agreement*

10.5	Tabraue Employment Agreement*

10.6	Aube Employment Agreement*

10.7	Hunter Employment Agreement*

10.8	Hecker Employment Agreement*

10.9	Castillo Employment Agreement*

10.10	Buzan Employment Agreement*

10.11	Avelies Employment Agreement*

10.12	AATAC Agreement*

23.1	Consent *

99.1	Patent Application – Cannabidiol Compositions Including Mixtures and Uses Thereof

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTH SCIENCE TECH, INC.

By:	/s/ Nickolas S. Tabraue
Name:	Nickolas S. Tabraue
Title:	President and Director
Date:	August 13, 2018

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Earth Science Tech, Inc.

Notes to Financial Statements

Table of Contents

Consolidated Financial Statements and Notes

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Earth Science Tech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Earth Science Tech, Inc. (the “Company”) as of March 31, 2018 and 2017, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2017.

Lakewood, CO

August 10, 2018

F-2

EARTH SCIENCE TECH, INC. AND SUSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2018	March 31, 2017
ASSETS
Current Assets:
Cash	$72,038	$172,295
Accounts Receivable(net allowance of $111,301 and $ 23,959 respectively)	$69,050	$27,084
Prepaid expenses and other current assets	6,033	-
Inventory	134,784	107,181
Total current assets	281,905	306,560

Property and equipment, net	18,490	60,573

Other Assets:
Patent, net	38,740	43,146
Deposits	6,191	17,211
Total other assets	44,931	60,357
Total Assets	$345,326	$427,490

LIABILITIES AND STOCKHOLDERS’S EQUITY

Current Liabilities:
Accounts payable	$80,439	$128,483
Accrued expenses	$93,987	$6,600
Accrued settlement	231,323	223,500
Notes payable - related parties	59,558	59,558
Total current liabilities	465,307	418,141
Total liabilities	465,307	418,141

Commitments and contingencies

Stockholders’ (Deficit) Equity:
Convertible preferred stock with liquidation preference, par value of $0.001 pre share,10,000,000 shares authorized: 5,200,000 issued and outstanding	5,200	5,200
Common stock, par value $0.001 per share, 75,000,000 shares authorized; 46,150,207 and 42,287,499 shares issued and outstanding as of March 31, 2018 and March 31, 2017 respectively	46,150	42,287
Additional paid-in capital	25,326,876	23,746,430
Accumulated deficit	(25,498,207)	(23,784,568)
Total stockholders’ (Deficit)Equity	(119,981)	9,349
Total Liabilities and Stockholders’ (Deficit) Equity	$345,326	$427,490

F-3

EARTH SCIENCE TECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	March 31,
	2018	2017

Revenue	$463,108	$428,199
Cost of revenues	270,222	243,813
Gross Profit	192,886	184,386

Operating Expenses:

Compensation - officers	260,936	204,948
Officer Compensation Stock	170,775	238,000
Marketing	332,986	77,857
General and administrative	653,242	707,059
Donations	35,500	-
Loss on disposal of assets	60,792	-
Professional fees	70,289	82,578
Bad Debt Expense	87,342	-
Cost of legal proceedings	79,447	15,528
Research and development	150,451	-
Total operating expenses	1,901,760	1,325,970

Loss from operations	(1,708,874)	(1,141,584)

Other Income (Expenses)
Interest expense	(4,765)	(4,773)
Interest income	-	3
Total other income (expenses)	(4,765)	(4,770)

Net loss before income taxes	(1,713,639)	(1,146,354)

Income taxes	-	-

Net loss	$(1,713,639)	$(1,146,354)

Net loss per common share:
Loss per common share-Basic and Diluted	$(0.04)	$(0.03)

F-4

EARTH SCIENCE TECH. INC, AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED MARCH 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid-in	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance-March 31, 2016	39,420,662	39,421	5,200,000	5,200	22,464,923	(22,638,214)	(128,670)

Common stock issued for cash	2,297,802	2,297			849,456		851,753
Common stock issued for services	330,535	330			194,290		194,620
Common stock issued for officer compensation	238,500	239			237,761		238,000
Common stock returned to company
Net Loss						(1,146,354)	(1,146,354)

Balance March 31, 2017	42,287,499	42,287	5,200,000	5,200	23,746,430	(23,784,568)	9,349

Common stock issued for cash	3,096,698	3,097			962,895		965,992
Common stock issued for services	533,010	533			447,009		447,542
Common stock issued for officer compensation	233,000	233			170,542		170,775
Common stock returned to company
Net Loss						(1,713,639)	(1,713,639)

Balance March 31, 2018	46,150,207	$46,150	$5,200,000	$5,200	$25,326,876	$(25,498,207)	(119,981)

F-5

EARTH SCIENCE TECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended March 31
	2018	2017
Cash Flow From Operating Activities:
Net loss	(1,713,639)	(1,146,354)
Adjustments to reconcile net loss to net cash from operating activities:
Stock-based compensation	170,775	238,000
Stock issued for services	447,542	194,620

Depreciation and amortization	23,531	12,441
Changes in operating assets and liabilities:
Increase/Decrease in deposits	(6,190)	6,618
Increase/Decrease in prepaid expenses and other current assets	70,000	(19,642)
Decrease/Increase in inventory	(27,603)	7,545
Increase in other assets		-
Increase in accrued settlement	7,823
Increase in accounts payable	(38,488)	(17,034)
Net Cash Used in Operating Activities	(1,066,249)	(723,806)

Investing Activities:
Purchases of property and equipment		(146)
Patent expenditures	-	-
Net Cash Used in Investing Activities	-	(146)

Financing Activities:
Proceeds from issuance of common stock	965,992	851,753
Proceeds from notes payable- related party	-	-
Repayment of advances from related party	-	-
Net Cash Provided by Financing Activities	965,992	851,753

Net Decrease in Cash	(100,257)	127,801

Cash - Beginning of year	172,295	44,494
Cash - End of year	72,038	172,295

F-6

Note 1 — Organization and Nature of Operations

Earth Science Tech, Inc. (“ETST” or the “Company”) was incorporated under the laws of the State of Nevada on April 23, 2010. ETST is a unique biotechnology company focused on cutting edge nutraceuticals and bioceuticals designed to excel in industries such as health, wellness, nutrition, supplement, cosmetic and alternative medicine to improve illnesses and the quality of life for consumers worldwide. The Company sells its products through its retail store located in Coral Gables Florida and through the internet. ETST is currently focused on delivering nutritional and dietary supplements that help with treating symptoms such as: chronic pain, joint pain, inflammation, seizures, high blood pressure, memory loss, depression, weight management, nausea and aging. ETSC products include vitamins, minerals, herbs, botanicals, personal care products, homeopathies, functional foods, and other products. These products are marketed in various formulations and delivery forms including capsules, tablets, soft gels, chewables, liquids, creams, sprays, powders, and whole herbs. During 2015, ETST entered into a license and distribution agreement to provide its Cannabidiol oil to retailers in the vaping industry which led it into the industrial hemp based CBD and full-spectrum oil and products made with them.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

The Company’s accounting policies used in the presentation of the accompanying consolidated financial statements conform to accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

Principles of consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries include Earth Science Tech Inc, Nutrition Empire Co. Ltd., Kannabidioid, Inc. (fka Earth Science Vapor, Inc.) and Earth Science Pharmaceutical Inc..

We operate through wholly-owned subsidiaries which provide products, marketing and distribution. As of December 2014, Nutrition Empire, Inc. was opened as a brick and mortar retail store that provides health, wellness, sports nutrition and dietary supplement products at competitive prices. In March 2015, the Company created Earth Science Tech Vapor One, Inc., a license and distribution company allowing us entry in the maturing marketplace of the vaping industry. In 8/22/2016 Earth Science Pharmaceuticals, Inc. was formed toacquire Beo Its, Inc. Our licensing relationship gives us the market mobility, allowing us to capture the emerging market offering our Cannabidiol oil to our retail partners as demand emerges.

All intercompany balances and transactions have been eliminated on consolidation.

Use of estimates and assumptions

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company’s significant estimates and assumptions include the fair value of financial instruments; the accrual of the legal settlement, the carrying value recoverability and impairment, if any, of long-lived assets, including the estimated useful lives of fixed assets; the valuation allowance of deferred tax assets; stock based compensation, the valuation of the inventory reserves and the assumption that the Company will continue as a going concern. Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

F-7

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Carrying value, recoverability and impairment of long-lived assets

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC’) 360 to evaluate its long-lived assets. The Company’s long-lived assets, which include property and equipment and a patent are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

Carrying value, recoverability and impairment of long-lived assets

The Company considers the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or losses of assets relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of assets or in the Company’s overall strategy with respect to the manner or use of the acquired assets or changes in the Company’s overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in the Company’s stock price for a sustained period of time; and (vi) regulatory changes. The Company evaluates assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events. Impairment of changes, if any, are included in operating expenses.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash and cash equivalents.

Related parties

The Company follows ASC 850 for the identification of related parties and disclosure of related party transactions.

Pursuant to this ASC related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-8

Commitments and contingencies

The Company follows ASC 450 to account for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. This may result in contingent liabilities that are required to be accrued or disclosed in the financial statements. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Revenue recognition

The Company follows ASC 605 for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company derives its revenues from sales contracts with its customer with revenues being generated upon rendering of products. Persuasive evidence of an arrangement is demonstrated via invoice; products are considered provided when the product is delivered to the customers; and the sales price to the customer is fixed upon acceptance of the purchase order and there is no separate sales rebate, discount, or volume incentive.

The Company recognizes its retail store revenue at point of sale, net of sales tax.

Inventories

Inventories consist of various types of nutraceuticals and bioceuticals at the Company’s retail store and main office. Inventories are stated at the lower of cost or market using the first in, first out (FIFO) method. A reserve is established if necessary to reduce excess or obsolete inventories to their net realizable value.

Cost of Sales

Components of costs of sales include product costs, shipping costs to customers and any inventory adjustments.

F-9

Shipping and Handling Costs

The Company includes shipping and handling fees billed to customers as revenues and shipping and handling costs for shipments to customers as cost of revenues.

Research and development

Research and development costs are expensed as incurred. The Company’s research and development expenses relate to its engineering activities, which consist of the design and development of new products for specific customers, as well as the design and engineering of new or redesigned products for the industry in general.

Income taxes

The Company follows ASC 740 in accounting for income taxes. Deferred tax assets and liabilities are determined based on the estimated future tax effects of net operating loss carryforwards and temporary differences between the tax bases of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The Company records a valuation allowance for its deferred tax assets when management concludes that it is not more likely than not that such assets will be recognized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of March 31, 2018 the Company has not recorded any unrecognized tax benefits.

Interest and penalties related to liabilities for uncertain tax positions will be charged to interest and operating expenses, respectively.

The Company has net operating loss carry forwards (NOL) for income tax purposes of approximately $4,114,916. This loss is allowed to be offset against future income until the year 2038 when the NOL’s will expire. The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the substantial losses incurred through March 31, 2018. The change in the valuation allowance for the years ended March 31, 2018 and 2017 was an increase of $0 and $0, respectively.

Internal Revenue Code Section 382 (“Section 382”) imposes limitations on the availability of a company’s net operating losses after certain ownership changes occur. The Section 382 limitation is based upon certain conclusions pertaining to the dates of ownership changes and the value of the Company on the dates of the ownership changes. It was determined that an ownership change occurred in October 2013 and March 2014. The amount of the Company’s net operating losses incurred prior to the ownership changes are limited based on the value of the Company on the date of the ownership change. Management has not determined the amount of net operating losses generated prior to the ownership change available to offset taxable income subsequent to the ownership change.

Net loss per common share

The Company follows ASC 260 to account for earnings per share. Basic earnings per common share calculations are determined by dividing net results from operations by the weighted average number of shares of common stock outstanding during the year. Diluted loss per common share calculations are determined by dividing net results from operations by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

As of March 31, 2018 and March 31, 2017 the Company has no warrants.

F-10

Cash flows reporting

The Company follows ASC 230 to report cash flows. This standard classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method (“Indirect method”) as defined by this standard to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports separately information about investing and financing activities not resulting in cash receipts or payments in the period pursuant this standard.

Stock based compensation

The Company follows ASC 718 in accounting for its stock based compensation to employees. This standard states that compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company values stock based compensation at the market price of the Company’s common stock as of the date in which the obligation for payment of service is incurred.

The Company accounts for transactions in which service are received from non-employees in exchange for equity instruments based on the fair value of the equity instrument exchanged in accordance with ASC 505-50.

Property and equipment

Property and equipment is recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets as follows:

Leasehold improvements	Shorter of useful life or term of lease
Signage	5 years
Furniture and equipment	5 years
Computer equipment	5 years

The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from accounts and any resulting gains or losses are included in operations.

Recently issued accounting pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. The new standard will change the classification of certain cash payments and receipts within the cash flow statement. Specifically, payments for debt prepayment or debt extinguishment costs, including third-party costs, premiums paid, and other fees paid to lenders that are directly related to the debt prepayment or debt extinguishment, excluding accrued interest, will now be classified as financing activities. Previously, these payments were classified as operating expenses. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted, and will be applied retrospectively. The Company does not expect that the adoption of this new standard will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. This ASU requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The ASU also requires additional qualitative and quantitative disclosures related to the nature, timing and uncertainty of cash flows arising from leases. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this new standard will have on its consolidated financial statements.

F-11

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation. The new standard modified several aspects of the accounting and reporting for employee share- based payments and related tax accounting impacts, including the presentation in the statements of operations and cash flows of certain tax benefits or deficiencies and employee tax withholdings, as well as the accounting for award forfeitures over the vesting period. The new standard was effective for the Company on April 1, 2017. fiscal The Company does not believe that the adoption of this new standard will have a material effect on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers. This guidance will supersede Topic 605, Revenue Recognition, in addition to other industry-specific guidance, once effective. The new standard requires a company to recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, as a revision to ASU 2014-09, which revised the effective date to fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted but not prior to periods beginning after December 15, 2016 (i.e., the original adoption date per ASU 2014-09). In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations, which clarifies certain aspects of the principal- versus-agent guidance, including how an entity should identify the unit of accounting for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements, such as service transactions. The amendments also reframe the indicators to focus on evidence that an entity is acting as a principal rather than as an agent. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, which clarifies how an entity should evaluate the nature of its promise in granting a license of intellectual property, which will determine whether it recognizes revenue over time or at a point in time. The amendments also clarify when a promised good or service is separately identifiable (i.e., distinct within the context of the contract) and allow entities to disregard items that are immaterial in the context of a contract. The Company continues to assess the impact this new standard may have on its ongoing financial reporting. The Company has identified its revenue streams both by contract and product type and is assessing each for potential impacts. For the revenue streams assessed, the Company does not anticipate a material impact in the timing or amount of revenue recognized.

Recently issued accounting pronouncements (continued)

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Intangibles-Goodwill and Other, which simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test. Instead, if “the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.” The guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this new standard will have on its Consolidated Financial Statements.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Intangible Assets

In October 2014, the Company acquired a patent that is being amortized over its useful life of fifteen years in accordance with ASC 350, “Intangibles - Goodwill and Other”. The Company purchased the patent through a cash payment of $25,000. Additionally, the Company capitalized patent fees of $26,528. The Company’s balance of intangible assets on the condensed consolidated balance sheet net of accumulated amortization is $38,740 and $43,146 as of March 31, 2018 and March 31, 2017, respectively. Amortization expense related to the intangible assets was $ 4,406 and $4,406, respectively for the years ended March 31, 2018 and 2017, respectively.

F-12

Reclassification

Certain amounts from the prior period have been reclassified to conform to the current period presentation.

Note 3 — Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. At March 31, 2018, the Company had negative working capital, an accumulated deficit of $ 25,498,207 and was in negotiations to extend the maturity date on notes payable that are in default. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to generate sufficient revenues, the Company’s cash position may not be sufficient to pay its obligations and support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate sufficient revenues may provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate sufficient revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues.

The condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4 — Related Party Balances and Transactions

During 2014, a former stockholder provided funds to the Company evidenced by 8% uncollateralized notes payable due September 30, 2014. As of March 31, 2018 and March 31, 2017, the Company had $59,558 and $59,558, respectively of these notes payable which are in default. The Company is in current negotiations to extend the maturity of these notes for an additional 2 years. Interest expense for the years ended March 31, 2018 and 2017, were $ 4,765 and $ 4,765, respectively.

During the years March 31, 2018 and 2017 consulting fees were paid to Majorca Group, Ltd in the amounts of $21,776 and $50,172 respectively.

Kannabidioid, Inc had related party revenue from Earth Science Tech Inc in the amount of $1,030 for the year ended March 31, 2018.

Note 5 — Stockholders’ Equity

During the years ended March 31, 2018 and 2017, the Company issued 3,096,698 and 2,297,802 common shares for cash of $965,992 and $851,753 respectively.

During the years ended March 31, 2018 and 2017, the Company issued 533,010 and 330,535 common shares for services at a fair value of $447,542 and $194,620 respectively.

During the years ended March 31, 2018 and 2017, the Company issued 233,000 and 238,500 common shares with a fair value of $170,775 and $238,000, respectively to officers as compensation.

Note 6 - Commitments and Contingencies

Legal Proceedings

Cromongen Biotechnology Corporation vs. Earth Science Tech, Inc. The Company is engaged in a legal controversy in arbitration with a former supplier, Cromogen Biotechnology Corporation (“Cromogen”). The Company claimed that Cromogen did not perform in accordance with its contract to supply high quality hemp oil to the Company on a consistent and timely manner. In accordance with the arbitration clause stipulated by the contract, in the arbitration proceeding, the Company filed a counterclaim and affirmative defenses to Cromogen’s claims for damages. The Company also filed a legal action in the courts of Florida against Cromogen, its principals and related companies, wherein fraud is alleged in connection with Cromogen’s representations regarding the formulation and quality of the hemp oil supplied. The legal action in the Florida courts has been stayed by court order.

F-13

Since then the Company has received a copy of the Final Award (the “Award”) from the Arbitration Panel that was rendered June 8, 2018. The Award denied the Company’s counterclaims and certain of Cromogen’s claims. However, the Award was ultimately in favor of Cromogen on three issues which came in at a total of $3,994,522.55. This consisted of a sum for breach of contract against the Company in the amount of $120,265.00, a sum for costs and fees against the Company in the amount of $111,057.55 and a sum for the claim of tortuous interference and conversion against the Company in the amount of $3,763,200.00 based on alleged lost profits based on the claimed lost contract that would have allegedly resulted in business of $48 million in revenue for Cromogen. The Award has not been confirmed; and in reviewing it, the Company’s counsel found significant problems with the calculations based on Cromogen’s own numbers that it believes is will be successful in disputing either pursuant to a motion before the Arbitration Panel or at such time as Cromogen seeks to have the Award confirmed in court. Regardless of the Award, the Company intends to vigorously dispute the confirmation of the Award and although there can be no assurances, is optimistic because of the basis for appeal that its counsel has identified Management has consulted with legal counsel and has recorded an estimated accrual based on the probability of an arbitration award and legal fees against the Company of $231,323 as of March 31, 2018.

In May of 2016, Earth Science Tech entered into a contract with Greenlink Software Services, LLC, aka Digital Exchange, as Earth Science Tech’s merchant service processor. In September of 2017, Digital Exchange closed their business and Earth Science moved to T1 Payments as their merchant processor. As of September 2017, Digital Exchange owes Earth Science Tech $74,918.86 in undisbursed bank holds and sales. Currently, Earth Science Tech is in negotiations with Digital Exchange, and both parties’ legal representatives in an attempt to resolve this matter. We are uncertain of the amount of monies that will be received.

Consulting Agreement

Effective May 1, 2015, the Company entered into a Product Development and Marketing Agreement with Majorca Group, Inc. (“Developer”) a principal stockholder for cash compensation equal to 15% of certain net sales. Under the Agreement, the Company engaged Majorca to assist with the development and marketing of new product lines and to effect introductions of business prospects to the Company. This Agreement shall terminate on the 30th day of April, 2018 and is renewable for a second term of three years at the option of the Developer by 60-day notice to the Company prior to the expiration of the first term.

Note 7 - Commitments and Contingencies (Continued)

Lease Agreements

On August 14, 2017, the Company entered into an office lease covering its new Doral, Florida headquarters, with landlord Doral Flex. The Lease term is for 37 months commencing on September 1, 2017 and ending on September 30, 2020. The monthly rent, including sales tax is $1,990, $2,056 and $2,124 for the years ending 9/30/2018, 9/30/2019 and 9/30/2020 respectively. A deposit of $6,191 was tendered to secure the lease. Rent expense for the years ending March 1, 2018 and 2017 was $15,098 and $19,942 respectively.

F-14

Note 8 - Balance Sheet and Income Statement Footnotes

Accounts receivable represent normal trade obligations from customers that are subject to normal trade collection terms, without discounts or rebates. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Notwithstanding, these collections, the Company periodically evaluates the collectability of accounts receivable and considers the need to establish an allowance for doubtful debts based upon historical collection experience and specifically identifiable information about its customers. As of March 31, 2018 and 2017, the Company had allowances of $111,301 and $23,959 respectively. The Company used an allowance of 40% of receivables over 90 days to charge bad debt expense.

Prepaid expenses and other current assets for $6,033 for the year ended March 31, 2018 represent un-deposited funds.

Accounts payable are obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities

Accrued expenses of $93,987 as of March 31, 2018 represent $38,963 owed to Natural Vitamins for inventory,$19,024 of accrued interest on notes payable and accrued payroll for Michael Aube for $36,000.00.

Marketing expenses were $332,986 and $77,857 for March 31, 2018 and 2017 respectively. For the period March 31, 2018, expenses were incurred for obtaining a new chief of sales officer and a new team of representatives, Additional marketing expenses assisted in the product revamp launched in February 2018, increasing our revenues.

General and administrative expenses were $653,242 and $761,559 for March 31, 2018 and 2017 respectively. For the period March 31, 2018, the majority comprised of consulting fees in the amount of $448,409 which was incurred for negotiation and setting up joint ventures, the new headquarters and assisted in marketing product revamp and management team. The remainder, $204,833 was for employee compensation, rent, accounting fees and other expenses.

Donations represent $50,000 shares of common stock issued to Earth Science Foundation for the fair value of $35,500.

Loss on disposal of assets as of March 31, 2018 in the amount of $60,792 was a result of the entity Nutrition Empire Co Ltd which was dormant as of February, 2018 and all assets were disposed. All inventory had expired.

Professional fees were $106,289 and $82,578 for years ended March 31, 2018 and 2017, respectively. The bulk of these expenses were paid to transfer agent for issuance of stock.

Cost of legal proceedings were $79,447 and $15,528 for years ending March 31, 2018 and 2017, respectively. Legal expenses were for patent, security exchange and corporate attorney fees.,

Research and development were $150,451 for year ending March 31, 2018. These expenses were for new products and a medical device.

Note 9-Subsequent Events

On May 14, 2018 the company submitted its Form 10 to become fully reporting and is currently in approval process.

On May 30, 2018 the company entered a distribution agreement with AATAC to conduct a marketing program directing distributors and wholesalers, as well as providing fulfillment facilities and account representatives.

F-15